Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

BY AND AMONG

AIR MEDICAL GROUP HOLDINGS, INC.,

EMERGENCY MEDICAL SERVICES LP CORPORATION,

and

AMR HOLDCO, INC.

and, solely for certain limited purposes,

ENVISION HEALTHCARE CORPORATION

Dated as of August 7, 2017

TABLE OF CONTENTS

Page

ARTICLE I CERTAIN DEFINITIONS		1

1.1	Definitions	1

ARTICLE II THE PURCHASE		18

2.1	The Purchase	18
2.2	Closing	18
2.3	Instrument of Transfer	18

ARTICLE III PURCHASE PRICE		19

3.1	Purchase Price for the Capital Stock	19
3.2	Estimated Transaction Consideration	19
3.3	Indebtedness	19
3.4	Transaction Costs	19
3.5	Post-Closing Determination of Additional Transaction Consideration.	19
3.6	Withholding Taxes	23

ARTICLE IV REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY		24

4.1	Organization, Standing and Power	24
4.2	Authorization	24
4.3	Noncontravention	24
4.4	Governmental Approvals	25
4.5	Capitalization	25
4.6	Financial Statements	26
4.7	No Undisclosed Liabilities	27
4.8	Absence of Certain Changes	27
4.9	Compliance with Law	27
4.10	Litigation	28
4.11	Taxes	28
4.12	Employee Benefit Plans	30
4.13	Environmental Matters	32
4.14	Material Contracts	33
4.15	Related-Party Transactions	34
4.16	Intellectual Property	34
4.17	Real Property	35
4.18	Insurance	35
4.19	Labor Matters	35
4.20	Anti-Bribery/OFAC	36
4.21	Brokers’ and Financial Advisers’ Fees	37

ARTICLE V REPRESENTATIONS AND WARRANTIES REGARDING SELLER		37

5.1	Organization, Standing and Power	37

5.2	Authorization	37
5.3	Noncontravention	37
5.4	Governmental Approvals	38
5.5	Title to Capital Stock	38
5.6	Legal Proceedings	38
5.7	Compliance With Laws	38

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF BUYER		39

6.1	Organization, Standing and Power	39
6.2	Authorization	39
6.3	Noncontravention	39
6.4	Governmental Approvals	40
6.5	Legal Proceedings	40
6.6	Compliance With Laws	40
6.7	Financing	40
6.8	Solvency	42
6.9	Investment Representation	42
6.10	Brokers and Other Advisors	43

ARTICLE VII COVENANTS		43

7.1	Access to Information	43
7.2	Conduct of the Business Pending the Closing	44
7.3	Conditions	47
7.4	Consents	47
7.5	Regulatory Approvals	47
7.6	Indemnification, Exculpation and Insurance	50
7.7	Preservation of Records	52
7.8	Publicity	53
7.9	Employment and Employee Benefits	54
7.10	Buyer Financing	55
7.11	Financing Assistance	57
7.12	Exclusivity	60
7.13	FIRPTA Certificate	60
7.14	Resignation of Company Directors and Officers	60
7.15	Transition Services Agreement	60
7.16	Tax Matters	60
7.17	Restrictive Covenants.	63
7.18	Repayment of Indebtedness	65
7.19	Intercompany Accounts	65
7.20	Enforcement of NDAs	66
7.21	Insurance	66
7.22	Intellectual Property Matters	67
7.23	Transfer of Assets and Liabilities	67
7.24	Pension Plan Contribution	69

ARTICLE VIII CONDITIONS TO CLOSING		69

8.1	Conditions Precedent to Obligations of Buyer	69

8.2	Conditions Precedent to Obligations of Seller and the Company	71
8.3	Frustration of Closing Conditions	72

ARTICLE IX TERMINATION		72

9.1	Termination of Agreement	72
9.2	Procedure Upon Termination	73
9.3	Effect of Termination	74
9.4	Termination Fee	74
9.5	Exclusive Remedy	74

ARTICLE X ADDITIONAL AGREEMENTS		75

10.1	No Other Representations	75
10.2	Survival of Representations, Warranties and Covenants	76
10.3	Indemnification	77
10.4	Limitations on Liability	80
10.5	Exclusive Remedies Following the Closing Date	81
10.6	Successors and Assigns	81

ARTICLE XI MISCELLANEOUS		82

11.1	Remedies.	82
11.2	Payment of Transfer Taxes	83
11.3	Expenses	83
11.4	Entire Agreement; Amendments and Waivers	83
11.5	Governing Law	84
11.6	Waiver of Jury Trial	85
11.7	Notices	85
11.8	Severability	86
11.9	Binding Effect; Assignment.	87
11.10	Non-Recourse	87
11.11	Provision Respecting Legal Representation	88
11.12	Counterparts	89

EXHIBITS

Exhibit A	–	Calculation of Net Working Capital
Exhibit B	–	Form of FIRPTA Certificate
Exhibit C	–	Form of Transition Services Agreement

SCHEDULES

Schedule A	–	Shared Services Employees
Schedule B	–	Business
Schedule C	–	Acquisition Adjustment Amount

Company Disclosure Schedule

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of August 7, 2017 (this “Agreement”), by and among Air Medical Group Holdings, Inc., a Delaware corporation (“Buyer”), Emergency Medical Services LP Corporation, a Delaware corporation the “Seller”), AMR Holdco, Inc., a Delaware corporation (the “Company”), and, solely with respect to Sections 7.1, 7.7, 7.8, 7.12, 7.15, 7.16, 7.17, 7.20, 7.21, 7.22 and 7.23 and Article X and Article XI, Envision Healthcare Corporation, a Delaware corporation (the “Public Company”, and collectively with Buyer, Seller and the Company, the “parties”).

WITNESSETH:

WHEREAS, Seller owns all of the issued and outstanding capital stock of the Company;

WHEREAS, Buyer desires to acquire all of the issued and outstanding capital stock of the Company on the terms and subject to the conditions set forth herein; and

WHEREAS, Buyer, Seller and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Purchase (as defined herein) and also to prescribe various conditions thereto.

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Definitions. (a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Acquisition Adjustment Amount” has the meaning specified on Schedule C.

“Action” means any judicial, administrative or arbitral actions, suits, proceedings (public or private), investigations or audits by or before a Governmental Authority.

“Additional Transaction Consideration” means the aggregate amount of all funds (if any) distributed to Seller pursuant to and/or in accordance with Section 3.5(f).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning specified in the Preamble.

“Alternative Financing” has the meaning specified in Section 7.10(b).

“Alternative Financing Commitment Letter” has the meaning specified in Section 7.10(b).

“Authorization Letters” means reasonable and customary authorization letters to Financing Sources authorizing the distribution of information to prospective lenders, investors and financing sources and containing customary information and representations with respect to such information.

“Balance Sheet Date” has the meaning specified in Section 4.7.

“Bankruptcy and Equity Exception” has the meaning specified in Section 4.2.

“BBS” has the meaning specified in Section 11.11.

“Benefit Plan” has the meaning specified in Section 4.12(a).

“Business” means the emergency medical transportation services, ground and air ambulance medical transportation services and disaster response, fire-fighting and standby services, all of which are operated by the Company or its Subsidiaries under the names set forth on Schedule B.

“Business Day” means any day of the year on which national banking institutions in New York, New York are open to the public for conducting business and are not required or authorized to be closed.

“Buyer” has the meaning specified in the Preamble.

“Buyer Documents” has the meaning specified in Section 6.2.

“Buyer Indemnitee” has the meaning specified in Section 10.3(a).

“Buyer Material Adverse Effect” means an effect, event, change, state of facts, occurrence or circumstance that prevents or delays beyond the Outside Date the ability of Buyer to consummate the transactions contemplated by this Agreement or otherwise perform its obligations under the Transaction Documents.

“Buyer Plans” has the meaning specified in Section 7.9(b).

“Cash on Hand” means, with respect to the Company and the Company’s Subsidiaries, all cash, cash equivalents and marketable securities, as of the close of business on the Business Day immediately preceding the Closing Date, determined in accordance with GAAP, but excluding any restricted cash, restricted cash equivalents and restricted marketable securities. For the avoidance of doubt, Cash on Hand shall (i) be calculated net of uncleared checks and drafts issued by the Company and/or the Company’s Subsidiaries and (ii) include uncleared checks and drafts received or deposited for the account of the Company and/or the Company’s Subsidiaries.

“Closing” has the meaning specified in Section 2.2.

“Closing Date” has the meaning specified in Section 2.2.

“Closing Indebtedness” means, with respect to the Company and its Subsidiaries, all Indebtedness as of the close of business on the Business Day immediately preceding the Closing Date, determined in accordance with GAAP.

“Closing Statement” has the meaning specified in Section 3.5(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letters” has the meaning specified in Section 6.7.

“Company” has the meaning specified in the Preamble.

“Company Disclosure Schedule” has the meaning specified in Article IV.

“Company Documents” means each agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the consummation of the transactions contemplated hereby, other than this Agreement.

“Company Employee” means any current employee, manager, director or individual consultant of the Company or its Subsidiaries or a Shared Services Employee.

“Company Leased Real Property” has the meaning specified in Section 4.17(c).

“Company Material Adverse Effect” means an effect, event, change, state of facts, occurrence or circumstance that (i) is materially adverse to the business, results of operations, assets or financial condition of the Company and its Subsidiaries, taken as a whole, or (ii) prevents or delays beyond the Outside Date the ability of the Seller or the Company to consummate the transactions contemplated by this Agreement or otherwise perform their obligations under the Transaction Documents; provided, however, that with respect to clause (i), no effect, event, change, state of facts, occurrence or circumstance arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been a Company Material Adverse Effect: (A) operating, business, regulatory or other conditions in the industry in which the Company and its Subsidiaries operate; (B) general economic conditions, including changes in the credit, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States or anywhere else in the world; (C) earthquakes, floods, hurricanes, tornadoes, natural disasters or other acts of nature; (D) global, national or regional political conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (E) the announcement, pendency or consummation of the transactions contemplated hereby and any action taken or omitted to be taken by the Company or any of its Subsidiaries at the written request or with the prior written consent of Buyer or as expressly required to be taken (or not taken) pursuant to the express terms of this Agreement, including the impact thereof on relationships, contractual or otherwise with, or actual or potential loss or impairment of, clients, customers, suppliers, distributors, partners, financing sources, employees and/or independent contractors and on revenue, profitability and/or cash flows (provided that this clause (E) shall not apply to the use of Company Material Adverse Effect in Sections 4.3, 4.4 or 6.3 (or Section 8.1(a) as it relates to Sections 4.3, 4.4 or 6.3); (F) any change in the cost or availability or other terms of any financing necessary for Buyer to consummate the transactions contemplated hereby; (G) any change in Laws or GAAP or other applicable accounting rules, or the interpretation thereof, in each case after the date hereof; (H) the fact that the prospective owner of the Company and any of its Subsidiaries is Buyer or any Affiliate of Buyer (provided that this clause (H) shall not apply to the use of Company Material Adverse Effect in Sections 4.3 or 6.3 (or Section 8.1(a) as it relates to Sections 4.3 or 6.3); (I) any failure by the Company or any of its Subsidiaries or Buyer or any of its Affiliates to meet projections, forecasts or estimates (provided, however, that any effect, event, change, state of facts, occurrence or circumstance that caused or contributed to such failure to meet projections, forecasts or estimates shall not be excluded under this clause (I)); (J) any change in the credit rating of the Company or any of its Subsidiaries or Buyer or any of its Affiliates (provided, however, that any effect, event, change, occurrence or circumstance that caused or contributed to such change in such credit rating shall not be excluded under this clause (J)); and (K) any breach by Buyer of this Agreement, except in the case of clauses (A), (B), (C) and (D) above, to the extent (but only to the extent) such effect, event, change, state of facts, occurrence or circumstance has a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industry in which the Company and its Subsidiaries operate.

“Competing Transaction” has the meaning specified in Section 7.12.

“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Antitrust Entity regarding pre-acquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.

“Compliant” means, with respect to the Required Information, that (i) Ernst & Young LLP have not withdrawn any audit opinion with respect to any audited financial statements contained in the Required Information and (ii) the Company has not determined to restate any financial statements or financial information included in the Required Information.

“Confidential Information” has the meaning specified in Section 7.17(d).

“Confidentiality Agreement” has the meaning specified in Section 7.1(b).

“Continuing Employees” has the meaning specified in Section 7.9(a).

“Contract” means any contract, indenture, note, bond, lease, sublease or other legally binding agreement.

“Contracting Parties” has the meaning specified in Section 11.10.

“D&O Indemnitees” has the meaning specified in Section 7.6(a).

“Debt Commitment Letters” has the meaning specified in Section 6.7.

“Debt Financing” has the meaning specified in Section 6.7.

“Debt Financing Sources” has the meaning specified in Section 6.7.

“Dispute Notice” has the meaning specified in Section 3.5(b).

“Disputed Items” has the meaning specified in Section 3.5(b).

“Effective Time” means 12:01 a.m. on the Closing Date.

“Environmental Law” means any Law as in effect on or prior to the Closing Date relating to the protection of the environment, protection of human health as it relates to any harmful or deleterious substances or protection of natural resources.

“Equity Commitment Letter” has the meaning specified in Section 6.7.

“Equity Financing” has the meaning specified in Section 6.7.

“Equity Interest” means (i) in the case of a corporation, capital stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited), (iv) any other interest or participation that confers on the holder the right to receive a share of the profits and losses of, or distributions of assets of, the issuing entity and (v) warrants, options and other securities convertible into or exchangeable or exercisable for any of the foregoing in clauses (i)-(iv).

“Equity Providers” has the meaning specified in Section 6.7.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity (whether or not incorporated) which would be treated as a single employer with the Company under Sections 414(b), (c), (m) or (o) of the Code and the regulations thereunder.

“Estimated Closing Statement” has the meaning specified in Section 3.2(a).

“Estimated Net Working Capital” means the Company’s good faith estimate of Net Working Capital as set forth in the Estimated Closing Statement.

“Estimated Transaction Consideration” means (i) $2,400,000,000, plus (ii) Cash on Hand, minus (iii) Transaction Costs, minus (iv) the Closing Indebtedness, plus (v) the amount (if any) by which Estimated Net Working Capital is in excess of the Net Working Capital Target, minus (vi) the amount (if any) by which the Net Working Capital Target is in excess of Estimated Net Working Capital, minus (vii) the Acquisition Adjustment Amount, in each of the foregoing clauses (i) through (vii), as set forth in the Estimated Closing Statement.

“Estimated Transaction Consideration Elements” means, collectively, the following: (i) Cash on Hand, (ii) Transaction Costs, (iii) Closing Indebtedness, (iv) Estimated Net Working Capital and (v) Acquisition Adjustment Amount.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Policies” has the meaning specified in Section 7.6(d).

“FCPA” has the meaning specified in Section 4.20(a).

“Final Closing Statement” has the meaning specified in Section 3.5(e).

“Final Transaction Consideration” means (i) $2,400,000,000, plus (ii) Cash on Hand, minus (iii) Transaction Costs, minus (iv) the Closing Indebtedness, plus (v) the amount (if any) by which Net Working Capital is in excess of the Net Working Capital Target, minus (vi) the amount (if any) by which the Net Working Capital Target is in excess of Net Working Capital, minus (vii) the Acquisition Adjustment Amount, in each of the foregoing clauses (i) through (vii), as set forth in the Final Closing Statement.

“Final Transaction Consideration Elements” means, collectively, the following: (i) Cash on Hand, (ii) Transaction Costs, (iii) the Closing Indebtedness, (iv) Net Working Capital and (v) Acquisition Adjustment Amount.

“Financial Advisor” has the meaning specified in Section 4.21.

“Financial Statements” means (i) the audited consolidated balance sheets of the Company and its consolidated Subsidiaries as at December 31, 2015 and December 31, 2016 and the audited statements of operations, stockholder equity and cash flows of the Company and its consolidated Subsidiaries for the fiscal years ended December 31, 2014, December 31, 2015 and December 31, 2016 and the notes thereto (together with the auditor’s opinion thereon), and (ii) the unaudited consolidated balance sheet and statements of operations, stockholder equity and cash flows of the Company and its consolidated Subsidiaries as at, and for the fiscal quarters ended, March 31, 2016 and March 31, 2017.

“Financing” has the meaning specified in Section 6.7.

“Financing Agreements” has the meaning specified in Section 7.10(a).

“Financing Source Sections” means each of Sections 9.3, 9.5, 11.4, 11.5, 11.6 and 11.10, solely as each such Section relates to the Financing Sources.

“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing, including the parties to the Commitment Letters and any joinder agreements or Financing Agreement (including the definitive agreements executed in connection with the Commitment Letters) relating thereto and any arrangers, bookrunners, administrative agents, collateral agents, and Affiliates of the foregoing, and members, directors, agents, officers and employees of the foregoing and their successors and assigns.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Antitrust Entity” means any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Authority” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, European Union, multi-national or other supra-national, national, federal, regional, state or local or any agency, instrumentality, authority, department, commission, board or bureau thereof, or any court, arbitrator, arbitration panel or similar judicial body.

“Health Care Laws” means laws related to health care affecting the Company or any of its Subsidiaries, including: (1) 42. U.S.C. §§ 1320a-7, 7a and 7b; (2) 42 U.S.C. § 1395nn; (3) 31 U.S.C. §§ 3729-3733; (4) 18 U.S.C. § 666; (5) 42 U.S.C. §§ 1320a through 7b(b); (6) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §17921 et seq.); (7) the Controlled Substances Act (21 U.S.C. § 801 et seq.) and (8) any similar federal, state or local statutes or regulations.

“Health Care Program” means any health care insurance and other similar programs under which the Company or any of its Subsidiaries are directly or indirectly receiving payments, including: Medicare, Medicaid, the Tricare program, the Veteran’s Administration, private insurance programs, third-party administrators, preferred provider organizations, managed care organizations, health maintenance organizations, self-insured health plans, and any fiscal intermediary or contractor of any of the foregoing.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, as of any given time of determination, the following (including any unpaid principal, accrued interest, premiums, prepayment penalties and make-wholes, and all other amounts that would be payable in connection with the repayment, discharge, defeasance or other satisfaction in full thereof), without duplication: (i) the amount of all Liabilities for borrowed money, (ii) the amount of all Liabilities evidenced by notes, bonds, debentures or similar instruments or debt securities, (iii) the amount of all Liabilities evidenced by any surety or performance bonds, letters of credit or bankers’ acceptances or similar facilities, in each case only to the extent actually drawn, (iv) the amount that would be required in accordance with GAAP to be recorded as a Liability on a balance sheet in respect of capital leases, (v) the amount of Liabilities issued or assumed for the deferred or contingent purchase price of property, assets or services, including all purchase price adjustments, seller notes, “earn-out”, deferred payment and holdback obligations with respect to acquisitions, assets, securities or services, (vi) the amount of all Liabilities arising out of interest rate, currency, commodity and financial market swaps, options, forward contracts, caps, collars and similar agreements or hedging or derivative arrangements, including in each case amounts payable to terminate such arrangements, and (vii) the amount of Liabilities related to any guarantees by such Person of any of the foregoing of any other Person. Notwithstanding anything herein to the contrary, Indebtedness shall not include Indebtedness of the Public Company with respect to which Company and its Subsidiaries are fully released in connection with the Closing.

“Indemnifying Party” has the meaning specified in Section 10.3(c).

“Indemnitees” has the meaning specified in Section 10.3(b).

“Independent Accountant” means a firm of independent accountants of national standing to which Buyer and the Seller mutually agree in writing.

“Insurance Cap” has the meaning specified in Section 7.6(d).

“Insurance Policies” has the meaning specified in Section 4.18.

“Intellectual Property” means all intellectual property rights existing anywhere in the world, including all (i) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, “Patents”), (ii) trademarks, service marks, trade dress, logos, corporate and d/b/a names, trade names, Internet domain names and other source indicators (“Trademarks”), together with the goodwill associated with any of the foregoing, and all applications and registrations therefor, (iii) copyrights and registrations and applications therefor, works of authorship and moral rights and (iv) trade secrets, algorithms, know-how, formulae, inventions (whether or not patentable), processes, techniques, technical data, designs, drawings, specifications, databases, customer lists, technology, computer software programs and applications and other confidential or proprietary information, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents.

“IRS” means the United States Internal Revenue Service.

“IT Operations” has the meaning specified in Section 7.23(g).

“KKR” has the meaning specified in Section 7.5(d).

“Knowledge of Buyer” means the actual knowledge of Thomas A.A. Cook, without obligation of inquiry.

“Knowledge of the Company” means the actual knowledge of those individuals identified on Section 1.1(a) of the Company Disclosure Schedule, in each case without obligation of inquiry.

“Law” means any law (including common law), statute, ordinance, code, rule, regulation, decree or Order of any Governmental Authority.

“Liability” means any debt, liability or obligation of any kind or nature (whether direct or indirect, absolute or contingent, accrued or unaccrued or liquidated or unliquidated).

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, restriction on transfer, easement, servitude, adverse ownership interest or other similar encumbrance. Solely for purposes of Section 4.16, it is understood that “Lien” does not include any non-exclusive license or similar right granted with respect to any Intellectual Property.

“Losses” has the meaning specified in Section 10.3(a).

“Marketing Period” means the first period of eighteen (18) consecutive Business Days throughout and at the end of which: (x) Buyer shall have all of the Required Information and the Required Information shall be Compliant and (y) the conditions set forth in Section 8.1 (other than the conditions set forth in Section 8.1(d)) have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing); provided that, the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is funded in full; provided, further, that (w) the Marketing Period shall commence no earlier than September 5, 2017; (x) each of November 22 and November 24, 2017 shall not be included as a Business Day for the purposes of calculating the Marketing Period; (y) if the Marketing Period has not ended on or prior to December 15, 2017, then the Marketing Period shall commence no earlier than January 3, 2018; and (z) the Marketing Period shall not be deemed to have commenced if after the date of this Agreement and prior to the completion of the Marketing Period, (I) the Required Information contains any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading, in which case the Marketing Period shall not be deemed to commence unless and until such Required Information has been updated so that there is no longer any such untrue statement or omission, or (II) the Company shall have announced (i) any intention to restate any historical financial statements of the Company and its consolidated Subsidiaries included in the Required Information or (ii) that any such restatement is under consideration or may be a reasonable possibility, in which cases the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded no such restatement shall be required. If at any time the Company shall in good faith reasonably believe that the Marketing Period has begun, it may deliver to Buyer a written notice to that effect, in which case the Marketing Period will be deemed to have begun on the date of such notice, unless Buyer in good faith reasonably believes the Marketing Period has not begun and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect, stating with specificity why it believes the Marketing Period has not begun (including, if Buyer believes the Required Information has not been provided or is not Compliant or does not satisfy the requirements of clause (z) of the second proviso to this definition).

“Material Contract” refers to any (i) Contract (or group of related Contracts) pursuant to which the Company or any Subsidiary of the Company is obligated or entitled to provide emergency or non-emergency medical transportation services to the U.S. Government or any State, city, county, municipality, fire department, police department, emergency services agency, hospital district or similar Governmental Authority or quasi-governmental authority that the Company reasonably anticipates will result in $20,000,000 or more of revenue in 2017 or that resulted in $20,000,000 or more of revenue in 2016, (ii) Contract (or group of related Contracts) pursuant to which the Company or any Subsidiary of the Company is obligated or entitled to provide emergency or non-emergency medical transportation to or for any healthcare facility or any other Person (other than a Governmental Authority) that the Company reasonably anticipates will result in $20,000,000 or more of revenue in 2017 or that resulted in $20,000,000 or more of revenue in 2016, (iii) employment agreement that provides for annual base compensation (including stipends and guaranteed bonuses) in excess of $300,000, (iv) Contract containing any covenant or provision in effect prohibiting, restricting or limiting the Company or any of its Subsidiaries (or Buyer or its Affiliates following the Closing) from engaging in any line of business or competing with any Person in any geographic area or during any period of time (other than nondisclosure agreements that may contain standstills and/or covenants not to solicit or hire employees of third parties), or that grants any material exclusive rights to any other Person, (v) Contract relating to Intellectual Property that the Company reasonably anticipates will result in $1,000,000 or more of payments in 2017 or for Intellectual Property valued at more than $1,000,000, (vi) note, debenture, guarantee, mortgage, loan agreement or indenture or other agreement relating to Indebtedness with a principal amount in excess of $1,000,000, (vii) lease or agreement in effect under which the Company or any of its Subsidiaries is a lessee of, or holds or operates any tangible personal property owned by any other Person, for which the annual rent exceeds $1,000,000, (viii) Contract in effect limiting the incurrence of Indebtedness or the declaration or payment of any dividend or other distributions, or that requires the retention of reserves, earnings or capital by the Company or any of its Subsidiaries (or Buyer and its Affiliates following the Closing), (ix) joint venture or partnership agreement that is in effect or under which the Company or any of its Subsidiaries has ongoing obligations, (x) Contract in effect that contains a covenant granting to any Person other than the Company or its Subsidiaries a put right, right of first refusal, right of first offer, “most favored nation” or similar preferential treatment that is material to the Company and its Subsidiaries, taken as a whole, (xi) Contract involving any resolution or settlement of any actual or threatened Action involving the Company or any of its Subsidiaries involving (A) a payment in excess of $5,000,000 that was entered into on or after January 1, 2016 or, if earlier, under which the Company or any of its Subsidiaries has ongoing obligations or (B) any material ongoing requirements or restrictions on the Company or any of its Affiliates, (xii) Contracts or purchase orders for capital expenditures or the acquisition or construction of fixed assets requiring the payment following the date of this Agreement by the Company and its Subsidiaries, in the aggregate, of an amount in excess of $1,000,000, (xiii) Contracts entered into on or after January 1, 2016 or, if earlier, under which the Company or any of its Subsidiaries has ongoing obligations, in either case relating to any acquisition or disposition by the Company or any of its Subsidiaries to or from any other Person, directly or indirectly (by merger, consolidation, business combination or otherwise), of any assets, rights or properties, entered into by the Company or its Subsidiaries (A) for a purchase price in excess of $25,000,000 or (B) containing any deferred purchase price, “earn-out”, purchase price adjustment or similar contingent payment obligation under which the Company or any of its Subsidiaries has ongoing obligations, (xiv) corporate integrity agreements, non or deferred prosecution agreement, corrective action plan, or other settlement or similar agreements with any Governmental Authority under which the Company or any of its Subsidiaries has ongoing obligations, (xv) Contract (or group of related Contracts) with any Health Care Program from whom the Company and its Subsidiaries (on a consolidated basis) reasonably anticipates will result in $20,000,000 or more of revenue in 2017 or that resulted in $20,000,000 or more of revenue in 2016, (xvi) Contract (or group of related Contracts) pursuant to which the Company or any of its Subsidiaries is obligated to provide firefighting or disaster response or standby services that the Company reasonably anticipates will result in $20,000,000 or more of revenue in 2017 or that resulted in $20,000,000 or more of revenue in 2016 or (xvii) Contracts to enter into any of the foregoing.

“Materials of Environmental Concern” means any material, substance or waste characterized or regulated under Environmental Laws as “hazardous,” “toxic,” “radioactive” or a “pollutant” or “contaminant,” or terms of similar meaning, including gasoline or petroleum (including crude oil or any fraction thereof) or petroleum product, polychlorinated biphenyl, asbestos or asbestos-containing material, urea-formaldehyde insulation, radioactive material, or toxic mold.

“Medicaid” means the medical assistance program established by Title XIX of the Social Security Act (42 U.S.C. Sections 1396 et seq.) and state and local Laws.

“Medicare” means the federal health insurance program established by Title XVIII of the Social Security Act.

“Most Recent Audited Balance Sheet” has the meaning specified in Section 4.7.

“Net Working Capital” means (x) the Specified Current Assets, minus (y) the Specified Current Liabilities, in each case, as of the close of business on the Business Day immediately preceding the Closing Date and as determined in accordance with Exhibit A.

“Net Working Capital Target” has the meaning specified in Exhibit A.

“Nonparty Affiliates” has the meaning specified in Section 11.10.

“OFAC” has the meaning specified in Section 4.20(c).

“Offering Documents” shall mean reasonable and customary offering and syndication documents and materials, including private placement memoranda, information memoranda and packages, lender and investor presentations, rating agency materials and presentations, and similar documents and materials in connection with the Debt Financing.

“Official” means (a) any officer, employee or any other person acting in an official capacity for any Governmental Authority or any political party or official thereof, or any candidate for political office or (b) any person responsible for awarding customer Contracts to the Company or its Subsidiaries.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Authority of competent jurisdiction.

“Outside Date” has the meaning specified in Section 9.1(a).

“parties” has the meaning specified in the Preamble.

“Patents” has the meaning specified in clause (i) of the definition of Intellectual Property in Section 1.1(a).

“Permits” means any licenses, franchises, permits, certificates of need, certifications, approvals, registrations, accreditations, provider and supplier numbers, and authorizations from Governmental Authorities.

“Permitted Liens” means (i) all Liens, defects, exceptions, restrictions, easements, rights of way, covenants, conditions, exclusions, encumbrances and other similar matters that do not materially and adversely impair the value or current use and operation of the Real Property; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by the Company and its Subsidiaries by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the Financial Statements; (iii) mechanics’, carriers’, workers’, repairers’, construction contractors’, landlords’ and similar Liens arising or incurred in the ordinary course of business or the amount or validity of which is being contested in good faith by the Company or its Subsidiaries by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the Financial Statements; (iv) zoning, building codes, entitlement and other land use and environmental regulations by any Governmental Authority which are not violated by the use or occupancy of such Real Property and none of which materially and adversely impact the current use or occupancy of the affected property; (v) Liens securing indebtedness as disclosed in the Financial Statements; (vi) title of a lessor, sub-lessor, licensor or sub-licensor or secured by a lessor’s, sub-lessor’s, licensor’s or sub-licensor’s interest under a capital or operating lease, sublease, license or sublicense; (vii) purchase money liens and liens securing rental payments under capital or operating lease arrangements; (viii) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (ix) any Liens reflected in the Financial Statements; and (x) Liens on goods or inventory the purchase, shipment or storage price of which is financed by a documentary letter of credit or bankers’ acceptance issued or created for the account of the Company or any of the Company’s Subsidiaries (provided, that any such Lien is only the obligation of the Company or any of the Company’s Subsidiaries).

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Pre-Closing Tax Liabilities” means all Losses in respect of (i) Liability for Taxes of the Company and its Subsidiaries for taxable years or periods ending on or before the Closing Date or for the portion of a Straddle Period ending on and including the Closing Date, (ii) Liability for Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries is or was a member on or prior to the Closing Date, including (A) pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or foreign law or regulation or (B) as a transferee or successor in respect of a transaction occurring on or prior to the Closing Date, by law, contract or otherwise, and (iii) any payments required to be made after the Closing Date under any Tax sharing, Tax indemnity, Tax allocation or similar contracts to which the Company or any of its Subsidiaries was a party on or prior to the Closing Date.

“Pre-Closing Tax Period” means any taxable period of the Company and its Subsidiaries ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Present Fair Salable Value” has the meaning specified in Section 6.8.

“Public Company” has the meaning specified in the Preamble.

“Public Company Group” means (i) the “affiliated group” as defined in Code Section 1504(a) of which the Public Company is the common parent, and (ii) with respect to each state, local or foreign jurisdiction in which the Public Company (or any Subsidiary of the Public Company which is not the Company or any of its Subsidiaries) files a consolidated, combined, or unitary Tax Return with the Company or any of its Subsidiaries and in which the Company or any of its Subsidiaries is subject to Tax, the group with respect to which such Tax Return is filed.

“Public Company Group Returns” has the meaning specified in Section 7.16(b).

“Purchase” has the meaning specified in Section 2.1.

“Real Property” has the meaning specified in Section 4.17.

“Real Property Leases” means all leases and subleases of real property together with all amendments, modifications or supplements thereto, and interests in real property leased by the Company or by one of its Subsidiaries as lessee or lessor and providing for annual base rent in excess of $1,000,000.

“Representative” means, with respect to any Person, any officer, director, principal, partner, manager, member, attorney, accountant, agent, employee, consultant, financial advisor or other authorized representative of such Person.

“Required Information” means the financial and other information regarding the Company and its Subsidiaries necessary to satisfy the conditions set forth in paragraphs 4 and 5 of Exhibit D of the Secured Debt Commitment Letter.

“Resolution Period” has the meaning specified in Section 3.5(c).

“Resolved Matters” has the meaning specified in Section 3.5(c).

“Restricted Business” has the meaning specified in Section 7.17(a).

“Restricted Commitment Letter Amendments” has the meaning specified in Section 7.10(d).

“Review Period” has the meaning specified in Section 3.5(b).

“Sanctioned Person” has the meaning specified in Section 4.20(c).

“SEC” means the United States Securities and Exchange Commission.

“Secured Debt Commitment Letter” has the meaning specified in Section 6.7.

“Secured Debt Financing Sources” has the meaning specified in Section 6.7.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller” has the meaning specified in the Preamble.

“Seller Documents” means each agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Seller in connection with the consummation of the transactions contemplated hereby, other than this Agreement.

“Seller Indemnitee” has the meaning specified in Section 10.3(b).

“Seller Material Adverse Effect” means an effect, event, change, state of facts, occurrence or circumstance that prevents or delays beyond the Outside Date the ability of Seller to consummate the transactions contemplated by this Agreement or otherwise perform its obligations under the Transaction Documents.

“Seller Prepared Returns” has the meaning specified in Section 7.16(b).

“Shared Services Employee” means a current employee, manager, director or individual consultant of Seller or its Affiliates (other than the Company and its Subsidiaries) that provides services to the Company and its Subsidiaries, as designated by the Seller or such Affiliate and whose name is set forth on Schedule A attached hereto.

“Solvency” has the meaning specified in Section 6.8.

“Solvent” has the meaning specified in Section 6.8.

“Specified Current Assets” has the meaning specified in Exhibit A.

“Specified Current Liabilities” has the meaning specified in Exhibit A.

“Specified Representations” has the meaning specified in Section 10.2(a).

“Straddle Period” has the meaning specified in Section 7.16(a).

“Subsidiary” of any Person (for purposes of this definition, the “Controlling Company”) means any other Person (i) of which a majority of the outstanding voting securities or other voting equity interests, or a majority of any other interests having the power to direct or cause the direction of the management and policies of such other Person, are owned, directly or indirectly, by the Controlling Company and/or (ii) with respect to which the Controlling Company or its Subsidiaries is a general partner or managing member. For purposes of the definition of “Financial Statements”, the term “Subsidiaries” shall include the Company’s related entities, the financial position and the results of operations of which are included in the Financial Statements and that are identified in Section 4.5(c) of the Company Disclosure Schedule.

“Tax Authority” means any Governmental Authority or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Claim” has the meaning specified in Section 7.16(d).

“Tax Return” means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes and any schedules, amendments or attachments thereto.

“Taxes” means (i) all foreign, national, federal, regional, state or local taxes, charges, fees, imposts, levies or other assessments in any jurisdiction, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, capital gains, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Tax Authority in connection with any item described in clause (i).

“Third-Party Claim” has the meaning specified in Section 10.3(c).

“Third Party Rights” has the meaning specified in Section 7.23(b).

“Trademarks” has the meaning specified in clause (ii) of the definition of Intellectual Property in Section 1.1(a).

“Transaction Costs” means, in each case solely to the extent not paid by the close of business on the Business Day immediately preceding the Closing Date, (i) the fees and expenses payable by Seller or its Affiliates (including the Company or any of the Company’s Subsidiaries) to the Financial Advisors incurred in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, solely with respect to work performed for Seller or its Affiliates (including the Company and its Subsidiaries) in connection with this Agreement and the transactions and other agreements contemplated by this Agreement (provided, that for the avoidance of doubt, in no event shall Transaction Costs include any fees or expenses payable in respect of any debt or equity financing provided by any of the Financing Sources to Buyer and/or any of its Affiliates in connection with the transactions contemplated by this Agreement or at any time following the Closing), (ii) the fees and expenses payable by Seller or its Affiliates (including the Company or any of the Company’s Subsidiaries) to BBS and any other attorneys engaged by Seller or its Affiliates (including the Company or any of the Company’s Subsidiaries) in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, in each case, solely with respect to work performed for Seller or its Affiliates (including the Company and its Subsidiaries) in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, and (iii) the fees and expenses payable by Seller or its Affiliates (including the Company or any of the Company’s Subsidiaries) to outside accountants or other advisors incurred in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, in each case, solely with respect to work performed for Seller or its Affiliates (including the Company and its Subsidiaries) in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, but excluding for purposes of this definition all fees and expenses incurred by Seller or the Company or the Company’s Subsidiaries for which Buyer is responsible for paying pursuant to Sections 7.5 and/or 7.11. For the avoidance of doubt, it is understood that this definition shall not include (1) any fees or expenses incurred by Buyer and/or any of its Affiliates or any of their financial advisors, attorneys, accountants, advisors, consultants or other Representatives or financing sources, regardless of whether any such fees or expenses may be paid by the Company or any of the Company’s Subsidiaries, or (2) (a) any payments to Continuing Employees resulting from termination of employment by Buyer or the Company following the consummation of the Closing and (b) any fees and expenses of Company Employees to be paid or reimbursed by Buyer or any of its Affiliates in connection with such Company Employees’ post-closing employment, compensation or equity participation arrangements or otherwise.

“Transaction Tax Deductions” means, without duplication, any (A) transaction bonuses, change-in-control payments, severance payments, retention payments, or similar payments made to employees or other service providers of the Company or any of its Subsidiaries, (B) fees, expenses, and interest (including unamortized original issue discount and any other amounts treated as interest for U.S. federal income Tax purposes and any prepayment penalty or breakage fees or accelerated deferred financing fees) incurred by the Company or any of its Subsidiaries in connection with the repayment of any indebtedness, (C) the amount of investment banking, legal and accounting fees and expenses paid or payable by the Company or any of its Subsidiaries, and (D) the amount of any deductions for federal income Tax purposes as a result of the exercise or payment for cancellation of employee or other compensatory options, in each case arising in connection with the transactions contemplated by this Agreement.

“Transferred Assets and Liabilities” has the meaning specified in Section 7.23(a).

“Transition Services Agreement” means the transition services agreement to be entered into at Closing by and between the Seller and the Buyer in substantially the form attached hereto as Exhibit C.

“Unresolved Matters” has the meaning specified in Section 3.5(c).

“Unsecured Debt Commitment Letter” has the meaning specified in Section 6.7.

“WARN Act” has the meaning specified in Section 4.19.

“Willful Breach” has the meaning specified in Section 9.3.

(b) Other Definitional and Interpretive Matters. Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii) Dollars. Any reference in this Agreement to Dollars or $ shall mean U.S. dollars.

(iii) Exhibits/Schedules. The Exhibits and Schedules to this Agreement and the Company Disclosure Schedule are hereby incorporated and made a part hereof and are an integral part of this Agreement. The Company may, at its option, include in the Company Disclosure Schedule, items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any matter set forth in any section of any Company Disclosure Schedule shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced, and also in all other sections of the Company Disclosure Schedule, to which such matter’s application or relevance is reasonably apparent on the face of such disclosure. Any capitalized terms used in any Exhibit, Schedule or the Company Disclosure Schedule but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vi) Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii) Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(viii) Or. The word “or” is not exclusive, unless the context otherwise requires.

(ix) Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (A) there is a specific reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that specifically related to the subject matter of such representation or (B) such item is otherwise specifically set forth or reflected on the balance sheet or financial statements.

(x) Made Available. Whenever the phrase “made available” is used in reference to a document, it shall mean the document was (i) delivered to Buyer, its Affiliates or its Representatives at least two (2) days prior to the date hereof or (ii) made available for viewing, and accessible by Buyer and its Representatives, in the “Project Maverick” electronic data room hosted by Merrill Corporation as that site existed as of 11:59 p.m. (New York City time) on August 6, 2017.

(c) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE PURCHASE

2.1 The Purchase. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall purchase (the “Purchase”) from Seller, and Seller shall sell, transfer and assign to Buyer, all of the outstanding common stock, par value $0.01 per share, of the Company (the “Capital Stock”), free and clear of any Liens (other than any such Liens resulting (i) from actions taken by Buyer or any its Affiliates and/or (ii) under applicable state and/or federal securities Laws), for the purchase price set forth in Section 3.1.

2.2 Closing. Subject to the satisfaction of the conditions set forth in Article VIII (or, to the extent permitted by applicable Law, the written waiver thereof by the party entitled to waive any such condition), the closing of the Purchase (the “Closing”) will take place at 9:00 a.m. (Central time) at the offices of Bass, Berry & Sims PLC, 150 Third Avenue South, Suite 2800, Nashville, Tennessee 37201 on the second (2nd) Business Day after satisfaction or waiver of each condition to the Closing set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) unless another time, date and/or place is agreed to in writing by the parties hereto; provided, that, without the prior written consent of Buyer, the Closing shall not occur prior to the date that is thirty (30) days after the date hereof; provided, further that, notwithstanding the foregoing, in no event shall the Closing occur prior to the date which is two (2) Business Days following the end of the Marketing Period without Buyer’s prior written consent (or such earlier date as may be specified by the Buyer with at least two (2) Business Days’ prior written notice to Seller). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

2.3 Instrument of Transfer. At the Closing, Seller shall execute and deliver to Buyer an instrument of transfer of the Capital Stock duly executed in blank.

ARTICLE III

PURCHASE PRICE

3.1 Purchase Price for the Capital Stock. The purchase price to be paid by Buyer to Seller for the Capital Stock shall be: (a) at the Closing, an amount equal to the Estimated Transaction Consideration and payable as provided in Section 3.2(b) and (b) at such time that any Additional Transaction Consideration is paid to the Seller pursuant to Section 3.5(f), an amount equal to the Additional Transaction Consideration (if any) in accordance and payable as provided in Section 3.5(f), in each case, without interest.

3.2 Estimated Transaction Consideration.

(a) Determination and Allocation of Estimated Transaction Consideration. No later than two (2) Business Days before the Closing Date, the Company shall deliver to Buyer the Company’s good faith calculation and estimate of the aggregate amount of the Estimated Transaction Consideration and each of the Estimated Transaction Consideration Elements, and wire instructions for the account(s) designated by the Seller to which funds are to be wired to Seller and the recipients of the Transaction Costs. The calculations described above in the foregoing clause are collectively referred to herein as the “Estimated Closing Statement”. The Estimated Closing Statement and Estimated Net Working Capital shall be prepared in a manner consistent with the terms of (including the definitions contained in) this Agreement, including Exhibit A. Prior to the Closing, Seller, the Company and Buyer will work in good faith to resolve any differences they may have with respect to any information in the Estimated Closing Statement and any modifications to the Estimated Transaction Consideration and the Estimated Transaction Consideration Elements as may be proposed by the parties.

(b) Payment of Estimated Transaction Consideration. At the Closing, Buyer shall pay in cash in U.S. dollars to the Seller pursuant to this Article III in an amount equal to the Estimated Transaction Consideration.

3.3 Indebtedness. Simultaneously with the Closing, Buyer shall pay, or cause to be paid, all amounts due, if any, as required to be paid under any payoff letters described in Section 7.18 in order to fully discharge the Indebtedness owed to the Persons thereunder, by wire transfer of immediately available funds to the accounts designated in such payoff letters.

3.4 Transaction Costs. Simultaneously with the Closing, Buyer shall pay, or cause to be paid, the Transaction Costs by wire transfer of immediately available funds as directed by each payee thereof.

3.5 Post-Closing Determination of Additional Transaction Consideration.

(a) From and after the Closing Date until the determination of the Final Closing Statement pursuant to this Section 3.5, Buyer shall, and shall cause its Subsidiaries to, permit the Seller reasonable access to the personnel, accountants and properties of the Company and the Company’s Subsidiaries, and provide reasonable access (with the right to make copies), during business hours upon reasonable advance notice, to all of the books, records, contracts and other documents (including auditor’s work papers) of the Company and/or the Company’s Subsidiaries that are or could reasonably be relevant to the calculations set forth in the Closing Statement, a Dispute Notice or otherwise reasonably related to the negotiation and/or resolution of the Final Closing Statement; provided that the auditors and accountants of Buyer or its Affiliates (including the Company and/or the Company’s Subsidiaries following the Closing) shall not be obligated to make any work papers available to Seller or its Representatives except in accordance with such accountants’ normal disclosure procedures and then only after Seller or its Representatives, as the case may be, have signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to Buyer’s and its Affiliates’ auditors and accountants.

(b) Following the Closing, Buyer shall prepare a good faith calculation of the Final Transaction Consideration, the Final Transaction Consideration Elements and the Additional Transaction Consideration (if any). The calculations described under the foregoing clause are collectively referred to herein as the “Closing Statement”. Buyer shall deliver the Closing Statement, together with reasonable supporting detail as to each of the calculations (including with respect to the Final Transaction Consideration Elements) set forth in the Closing Statement, to the Seller no later than ninety (90) days following the Closing Date. If Buyer fails to timely deliver the Closing Statement in accordance with the immediately preceding sentence within such ninety (90) day period, then, at the election of the Seller in its sole discretion, either (x) the Estimated Closing Statement delivered by the Company to Buyer pursuant to Section 3.2(a) shall be deemed to be the Final Closing Statement for all purposes herein or (y) the Seller shall retain (at the sole cost and expense of Buyer) a nationally recognized independent accounting firm to analyze the Company’s books, determine the calculation of, and prepare, the Closing Statement consistent with the provisions of this Section 3.5, the determination of such accounting firm being conclusive, final and binding on the parties hereto; provided, however, that, notwithstanding the foregoing, the Seller reserves any and all other rights granted to it in this Agreement. Buyer shall promptly reimburse the Seller upon its request for all fees, costs and expenses incurred by the Seller in connection with the foregoing clause (y). Notwithstanding anything herein to the contrary, the parties agree that the Closing Statement, and the component items and calculations therein, including the Final Transaction Consideration Elements, shall be prepared in a manner consistent with the terms of (including the definitions contained in) this Agreement, including Exhibit A. The Closing Statement shall be conclusive, final and binding on all parties absent manifest error unless the Seller gives Buyer written notice (a “Dispute Notice”) of any disputes or objections thereto (collectively, the “Disputed Items”) with reasonable supporting detail as to such Disputed Items, within forty five (45) days after receipt of the Closing Statement (such period, the “Review Period”). In the event the Seller fails to give Buyer a Dispute Notice prior to the expiration of the Review Period or otherwise earlier notifies Buyer in writing that the Seller has no disputes or objections to the Closing Statement, the Final Transaction Consideration, the Final Consideration Elements and the Additional Transaction Consideration (if any) set forth in the Closing Statement shall be conclusive, final and binding on the parties, and payments shall be made in accordance with Section 3.5(f). In the event the Seller gives Buyer a Dispute Notice prior to the expiration of the Review Period then, within two (2) Business Days after such Dispute Notice has been given to Buyer, Buyer or Seller, as applicable, shall pay to the other any undisputed amounts. By way of example, (1) if the Final Transaction Consideration set forth in the Closing Statement is higher than the Estimated Transaction Consideration, Buyer shall pay to Seller the amount of such difference and (2) if the Final Transaction Consideration set forth in the Closing Statement is less than the Estimated Transaction Consideration, then Seller shall pay to Buyer the amount of such difference.

(c) Buyer and the Seller shall, for a period of thirty (30) days (or such longer period as Buyer and the Seller may agree in writing) following delivery of a Dispute Notice to Buyer (the “Resolution Period”), attempt in good faith to resolve their differences with respect to the Disputed Items (all such discussions and communications related thereto shall (unless otherwise agreed by Buyer and the Seller in writing) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule), and any such resolution by them as to any Disputed Items shall be conclusive, final and binding on all parties absent manifest error. Any Disputed Items agreed to by Buyer and the Seller in writing, together with any items or calculations set forth in the Closing Statement not disputed or objected to by the Seller in the Dispute Notice, are collectively referred to herein as the “Resolved Matters”. Any Resolved Matters shall be conclusive, final and binding on all parties absent manifest error. If at the end of the Resolution Period, Buyer and the Seller have been unable to resolve any differences that they may have with respect to all of the matters specified in the Dispute Notice, either of Buyer or the Seller may, upon written notice to the other, refer all matters that remain in dispute with respect to the Dispute Notice (the “Unresolved Matters”) for resolution to the Independent Accountant. If one or more Unresolved Matters are submitted to the Independent Accountant for resolution, Buyer and the Seller shall enter into a customary and reasonable engagement letter with the Independent Accountant at the time such dispute is submitted to the Independent Accountant and shall cooperate with the Independent Accountant in connection with its determination pursuant to this Section 3.5. Within ten (10) days after the Independent Accountant has been retained, each of Buyer and the Seller shall furnish, at its own expense, to the Independent Accountant and substantially simultaneously to the other a written statement of its position with respect to each Unresolved Matter. Within five (5) Business Days after the expiration of such ten (10) day period, each of Buyer and the Seller may deliver to the Independent Accountant its response to the other’s position on each Unresolved Matter; provided, that it delivers a copy thereof substantially simultaneously to the other. With each submission, each of Buyer and the Seller may also furnish to the Independent Accountant such other information and documents as it deems relevant or such information and documents as may be requested by the Independent Accountant; provided, that it delivers a copy thereof substantially simultaneously to the other. The Independent Accountant may, at its discretion, conduct one or more conferences (whether in person or by teleconference) concerning the disagreement and each of Buyer and the Seller shall have the right to present additional documents, materials and other information and to have present its Representatives at such conferences. No party shall have any ex parte conversations or meetings with the Independent Accountant (other than conversations or meetings involving the submission of a request for documents or information by the Independent Accountant to such party) without the prior written consent of the other (not to be unreasonably withheld, delayed or conditioned).

(d) The Independent Accountant shall be directed to promptly, and in any event within thirty (30) days after its appointment pursuant to Section 3.5(c), render its decision on the Unresolved Matters (and not on any other matter or calculation set forth in the Closing Statement). The Independent Accountant’s determination as to each Unresolved

Matter shall be set forth in a written statement delivered to each of Buyer and the Seller, which shall include the Independent Accountant’s (i) determination as to the calculation of each of the Unresolved Matters and (ii) the corresponding corrective calculations set forth in the Closing Statement that are derived from its determination as to the calculation of each of the Unresolved Matters, all of which shall be conclusive, final and binding on all parties absent manifest error. In resolving any Unresolved Matter, the Independent Accountant may not assign a value to such item greater than the greatest value for such item claimed by Buyer in the Closing Statement or by the Seller in the Dispute Notice or less than the lowest value for such item claimed by Buyer in the Closing Statement or by the Seller in the Dispute Notice. No party will disclose to the Independent Accountant, and the Independent Accountant will not consider for any purpose, any settlement discussions or settlement offer made by any party, unless otherwise agreed in writing between Seller and Buyer. The Independent Accountant’s determination of the Unresolved Matters will be based solely on the Closing Statement, the Dispute Notice, and written statements delivered to the Independent Accountant or written responses (if any) to the Independent Accountant’s inquiries (i.e., not on the basis of independent review) and shall be made in strict accordance with the terms of this Agreement. The fees, costs and expenses of the Independent Accountant incurred in the resolution of the Unresolved Matters shall be allocated and paid by Buyer, on the one hand, and by Seller, on the other hand, in the same proportion that the aggregate amount of the Unresolved Items so submitted to the Independent Accountant that is unsuccessfully disputed by such party (as finally determined by the Independent Accountant) bears to the total amount of Unresolved Items submitted. For example, if Buyer contests only $500 of the amount claimed by Seller, and if the Independent Accountant ultimately resolves the dispute by awarding Seller $300 of the $500 contested, then the costs and expenses of the Independent Accountant will be allocated 60% (i.e., 300/500) to Buyer and 40% (i.e., 200/500) to Seller.

(e) For purposes of this Agreement, subject to the fourth sentence of Section 3.5(b), the “Final Closing Statement” shall be (i) in the event that no Dispute Notice is delivered by the Seller to Buyer prior to the expiration of the Review Period, the Closing Statement delivered by Buyer to the Seller pursuant to Section 3.5(b), (ii) in the event that a Dispute Notice is delivered by the Seller to Buyer prior to the expiration of the Review Period and Buyer and Seller agree on all matters set forth in such Dispute Notice, the Closing Statement delivered by Buyer to the Seller pursuant to Section 3.5(b), as adjusted pursuant to the agreement of Buyer and the Seller in writing, or (iii) in the event that a Dispute Notice is delivered by the Seller to Buyer prior to the expiration of the Review Period and Buyer and the Seller are unable to agree on all matters set forth in such Dispute Notice, the Closing Statement delivered by Buyer to the Seller pursuant to Section 3.5(b), as adjusted by the Independent Account to be consistent with (A) the Resolved Matters and (B) the Independent Accountant’s determination as to the calculation of the Unresolved Matters in accordance with Sections 3.5(c) and 3.5(d).

(f) Payment of the Additional Transaction Consideration.

(i) If the Final Transaction Consideration exceeds the Estimated Transaction Consideration, then within five (5) Business Days after the final determination of the Final Closing Statement pursuant to Section 3.5(e), Buyer shall pay by wire transfer of immediately available funds, to an account or accounts designated by the Seller, the full amount by which the Final Transaction Consideration exceeds the Estimated Transaction Consideration (adjusted for any amounts previously paid or received pursuant to Section 3.5(b)).

(ii) If the Estimated Transaction Consideration exceeds the Final Transaction Consideration, then within five (5) Business Days after the final determination of the Final Closing Statement pursuant to Section 3.5(e), Seller shall pay by wire transfer of immediately available funds, to an account or accounts designated by Buyer, the full amount by which the Estimated Transaction Consideration exceeds the Final Transaction Consideration (adjusted for any amounts previously paid or received pursuant to Section 3.5(b)).

(g) All payments pursuant to this Section 3.5 shall be treated as an adjustment to the Final Transaction Consideration for all foreign, federal, state and local income Tax purposes, unless otherwise required by applicable Law.

(h) The parties agree that the Seller and its Affiliates may engage Ernst & Young LLP and its Affiliates to advise or represent them in connection with the determination of any Additional Transaction Consideration and the matters addressed by this Section 3.5. Each party shall (and shall cause its Affiliates to) enter into such waivers, indemnities and other agreements as Ernst & Young LLP and/or its Affiliates shall reasonably require to permit Ernst & Young LLP and its Affiliates to provide such advice or representation.

3.6 Withholding Taxes. Notwithstanding anything to the contrary contained in this Agreement, the Buyer shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts payable to any Person pursuant to the transactions contemplated hereby such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law; provided, that prior to making any such deduction or withholding, the applicable withholding entity shall, to the extent reasonably practicable, provide notice to the recipient of the amounts subject to withholding and a reasonable opportunity for such recipient to provide forms or other evidence that would exempt such amounts from withholding tax. The withheld amounts shall be paid over to the appropriate Tax Authority and treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Buyer concurrently with the execution of this Agreement (the “Company Disclosure Schedule”), Seller hereby represents and warrants to Buyer that:

4.1 Organization, Standing and Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate all of its properties, rights and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification required by Law, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization except where the failure to be so organized, existing and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Subsidiary of the Company is in violation of any of its organizational documents in any respect.

(c) The Company has made available to Buyer complete and correct copies of its certificate of incorporation and bylaws, as amended to the date of this Agreement, and the Company is not in violation of any of the provisions contained in such documents in any respect.

4.2 Authorization. The Company has all necessary corporate power and authority to execute and deliver this Agreement and each Company Document and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the Company of this Agreement and each Company Document, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all requisite corporate action of the Company. This Agreement has been, and each Company Document will be at or prior to the Closing, duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes (or, when executed and delivered, will constitute) a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (the “Bankruptcy and Equity Exception”).

4.3 Noncontravention. Neither the execution and delivery of this Agreement or any Company Document by the Company nor the consummation by the Company of the transactions contemplated hereby or thereby, nor compliance by the Company with any of the terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws (or other comparable governing documents) of the Company or any of its Subsidiaries or (ii) (A) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained and the filings referred to in Section 4.4 are made, violate any Law or Order applicable to the Company or any of the Company’s Subsidiaries, (B) with or without notice, lapse of time or both, violate or constitute a default under any of the terms, conditions or provisions of any Contract or accelerate or give rise to a right of termination, purchase, sale, cancellation, modification or acceleration of any of the Company’s or, if applicable, the Company’s Subsidiaries’, obligations under any Contract or to the loss of any benefit under, or increase in any fee under, a Contract, or (C) result in the creation of any Lien (other than any Permitted Lien) on any properties, rights or assets of the Company or any of the Company’s Subsidiaries, except, in the case of clause (ii), for such violations, defaults, accelerations, rights, losses and Liens as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.4 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the HSR Act, and (b) filings required under, and compliance with other applicable requirements of, any other applicable Competition Laws, no consents, authorizations, or approvals of, or filings, declarations, notifications or registrations with, any Governmental Authority are necessary to be obtained or made by the Company or any of its Subsidiaries for the execution, delivery and performance of this Agreement or any Company Document and the consummation by the Company of the transactions contemplated hereby and thereby, other than such other consents, authorizations, approvals, filings, declarations, notifications or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5 Capitalization.

(a) The authorized Equity Interests of the Company consists solely of 100 shares of Capital Stock. As of the date hereof, there are 100 shares of Capital Stock issued and outstanding. All of such issued and outstanding shares of Capital Stock are duly authorized, validly issued, fully paid, nonassessable and were not issued in violation of preemptive rights or similar rights.

(b) Seller owns all of the issued and outstanding shares of Capital Stock. Other than the Capital Stock, there are no outstanding (i) Equity Interests of the Company, (ii) securities convertible into or exchangeable for Equity Interests of the Company, (iii) options, warrants, calls, stock appreciation rights, phantom stock, stock-based performance units or other rights to purchase or subscribe for Equity Interests of the Company or (iv) Contracts of any kind to which the Company and its Subsidiaries are subject or bound requiring the issuance on or after the date hereof of any Equity Interests of the Company, any security convertible or exchangeable into Equity Interests of the Company or any options, warrants, calls, stock appreciation rights, phantom stock, stock-based performance units or other rights to purchase or subscribe for Equity Interests of the Company. As of the date hereof, there are no accrued and unpaid dividends or distributions payable with respect to the Capital Stock. Neither the Company nor any of its Subsidiaries is a party to, or otherwise subject to, any voting trust, proxy or other Contract with respect to the voting, redemption, repurchase, sale, transfer or other disposition of Equity Interests of the Company or any of the Subsidiaries of the Company.

(c) All issued and outstanding shares of capital stock or other Equity Interests of each of the Subsidiaries of the Company are directly or indirectly wholly owned by the Company and are duly authorized, validly issued, fully paid, nonassessable and were not issued in violation of preemptive rights or other similar rights. There are no outstanding (i) securities convertible into or exchangeable for Equity Interests of any of the Subsidiaries of the Company, (ii) options, warrants, calls, stock appreciation rights, phantom stock, stock-based performance units or other rights to purchase or subscribe for capital stock or other Equity Interests of any of the Subsidiaries of the Company or (iii) Contracts of any kind by which any of the Company or its Subsidiaries is subject or bound requiring the issuance on or after the date hereof of any capital stock or any other Equity Interests of any of the Subsidiaries of the Company, any security convertible or exchangeable into such Equity Interests or any options, warrants, calls, stock appreciation rights, phantom stock, stock-based performance units or other rights to purchase or subscribe for such Equity Interests. Neither the Company nor any of its Subsidiaries, directly or indirectly, owns, or holds any rights to acquire (either itself or by a nominee), any Equity Interests or any other securities in any other Person other than securities that constitute cash or cash equivalents.

4.6 Financial Statements.

(a) The Company has made available to Buyer true and complete copies of the Financial Statements, which are set forth on Section 4.6 of the Company Disclosure Schedule. The Financial Statements have been prepared in accordance with GAAP consistently applied during the periods involved and fairly present, in all material respects, the consolidated financial position, the results of operations, cash flow and stockholders’ equity of the Company and its consolidated Subsidiaries as of the dates and for the periods presented therein (subject, in the case of unaudited statements, to normal year-end adjustments which, taken as a whole, will not be material in nature or amount, and the absence of certain footnotes).

(b) The Company and its Subsidiaries maintain systems of internal accounting controls designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects, including internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements of the Company and its Subsidiaries in conformity with GAAP, consistently applied. Neither the Company nor, to the Knowledge of the Company, the Company’s independent auditors, has identified or been made aware of (i) any material weaknesses or significant deficiencies (as such terms are defined in Regulation S-X) in the Company’s or its Subsidiaries’ internal controls likely to adversely affect the Company’s or its Subsidiaries’ ability to record, process, summarize and report financial information or (ii) any fraud or allegation of fraud, whether or not material, that involves management or other employees of the Company or its Subsidiaries who have a significant role in the Company’s internal control over financial reporting.

(c) Section 4.6(c) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all Indebtedness of the Company and its Subsidiaries and the Contracts under which such Indebtedness exists.

4.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities, which would be required to be reflected or reserved against on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP or the notes thereto, except Liabilities (a) that are specifically accrued or reserved against on the audited balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2016 (the “Most Recent Audited Balance Sheet” and such date, the “Balance Sheet Date”) included in the Financial Statements or in the notes thereto, (b) incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice, (c) as expressly contemplated by this Agreement, (d) set forth on Section 4.7 of the Company Disclosure Schedule or (e) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

4.8 Absence of Certain Changes. Since the Balance Sheet Date (a) through the date of this Agreement, except for the transactions contemplated hereby, the business of the Company and the Company’s Subsidiaries has been conducted in all material respects, in the ordinary course of business consistent with past practices, (b) there has not been any event, change, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) neither Seller, the Company nor any of its Subsidiaries has taken or failed to take any action which, if taken (or not taken) on or after the date hereof, would have required the consent of Buyer pursuant to Section 7.2.

4.9 Compliance with Law.

(a) Each of the Company and its Subsidiaries (i) is, and since January 1, 2015 has been, in compliance with all Laws of any Governmental Authority, including Health Care Laws, applicable to the Company and its Subsidiaries, respectively, except for such non-compliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, and (ii) owns, possesses or maintains all Permits required in connection with the conduct of their respective businesses as currently conducted, and is in compliance with the terms of its respective Permits, except where the failure to have any such Permit or to be in such compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Subsidiary is or has been, since January 1, 2015, excluded, suspended, debarred from participation or is otherwise terminated from or ineligible to participate in any Health Care Program. Neither the Company nor any of its Subsidiaries has received any written notice that the Company or its Subsidiaries is in violation of any Law applicable to the Company or any of its Subsidiaries or any Permit, except for such violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. There are no Actions pending or, to the Knowledge of the Company, threatened that would reasonably be expected to result in the revocation, withdrawal, suspension, non-renewal, termination, revocation, or adverse modification or limitation of any such Permit or Health Care Program participation, except as would not reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the Company and its Subsidiaries is and, to the Knowledge of the Company since January 1, 2015 has been, in compliance with all Health Care Laws and legally enforceable Health Care Program requirements, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Affiliates nor, to the Knowledge of the Company, any of their respective Representatives, has engaged in any activities that constitute a material breach under the terms of the Corporate Integrity Agreement between the Office of Inspector General of the Department of Health and Human Services and Rural/Metro Corporation, effective June 15, 2012.

(c) All billing, claims, reporting and documentation practices of the Company and its Subsidiaries are and, to the Knowledge of the Company since January 1, 2015 have been, in compliance with all Health Care Laws and legally enforceable Health Care Program requirements, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has, since January 1, 2016, billed, received or retained any payment or reimbursement in excess of amounts allowed by Health Care Laws or legally enforceable Health Care Program requirements, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) The Company and its Subsidiaries use reasonable best efforts to protect the privacy of sensitive data, including non-public information, that the Company or any of its Subsidiaries collects, uses, maintains or transmits and to prevent unauthorized access to, and use or disclosure of, such Data by any unauthorized Person, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2015, neither the Company nor any of its Subsidiaries, or, to the Knowledge of the Company, any third Person acting on behalf of the Company or any of its Subsidiaries, has had a breach of security of any Data that the Company or any of its Subsidiaries (or a third Person acting on behalf of the Company or any of its Subsidiaries) collects, uses, maintains or transmits, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

4.10 Litigation. There are no Actions pending or, to the Knowledge of the Company, threatened against or by the Seller, the Company or any of their Affiliates (in each case, or any of their assets, rights or properties), that, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither Seller, the Company nor any of their Affiliates is subject to, a party to or in default under any Order that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Except as accrued or reserved against on the Most Recent Audited Balance Sheet or set forth on Section 4.7 of the Company Disclosure Schedule, there is no unsatisfied judgment, penalty or award in excess of $5,000,000 against the Company or any of its Subsidiaries (in each case or their assets, rights or properties).

4.11 Taxes. Except as would not, individually or in the aggregate reasonably be expected to have, a Company Material Adverse Effect:

(a) all Tax Returns required to be filed with respect to a Public Company Group, the Company and each of its Subsidiaries have been duly and timely filed with the appropriate Tax Authority (after giving effect to any valid extensions of time in which to make such filings) and all such Tax Returns were correct and complete in all material respects;

(b) all Taxes due and payable with respect to a Public Company Group, the Company and each of its Subsidiaries (whether or not shown on such Tax Returns) have been fully and timely paid, or, where payment is not yet due, adequate provisions for such Taxes have been reflected in accordance with GAAP in the Financial Statements;

(c) all deficiencies asserted or assessments made, as a result of any examinations by any Tax Authority of Tax Returns of or covering the Company or its Subsidiaries (including any Tax Return of a Public Company Group), have been fully paid or are being contested in good faith and adequate reserves have been established on the applicable Financial Statements in connection therewith, and no other audits, disputes, assessments, claims or investigations by any Tax Authority relating to any Taxes of or covering the Company or its Subsidiaries are in progress with the Company or its Subsidiaries or, to the Knowledge of the Company, threatened;

(d) each of the Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party;

(e) there are no outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes against the Company or any of its Subsidiaries;

(f) there are no Liens for Taxes upon the assets of the Company or any of its Subsidiaries, except for Liens for Taxes not yet due and payable and for which adequate reserves have been established in accordance with GAAP on the Financial Statements;

(g) none of the Company or any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement;

(h) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign Law) has been entered into by or with respect to the Company or any of its Subsidiaries;

(i) neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2);

(j) no written claim has been made in the past five years by any Tax Authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that it is or may be subject to taxation by that jurisdiction;

(k) neither the Company nor any of its Subsidiaries (i) is, or has been since January 1, 2014, a member of an affiliated group (other than a Public Company Group or a group of which any transferor corporation with respect to the Public Company in a transaction described in Section 381(a) of the Code was the common parent) filing a consolidated federal or combined or affiliated state or local income Tax Return or (ii) has any Liability for Taxes of any person (other than any member of a Public Company Group) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise;

(l) none of the Company or any of its Subsidiaries has been a party within the past two years to a transaction that was intended to qualify under Section 355 of the Code;

(m) neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law), (iii) an installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amounts received outside the ordinary course of business on or prior to the Closing Date or (v) an election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign Law);

(n) none of the equity interests of the Company or any of its Subsidiaries is a loss share within the meaning of Treasury Regulation Section 1.1502-36 (or any similar provision of state or local Law) that will result in a reduction of any Tax attributes of the Company or any of its Subsidiaries pursuant to Treasury Regulation Section 1.1502-36(d) (or any similar provision of state or local Law); and

(o) all agreements and transactions entered into by the Company or any of its Subsidiaries with a related party have been executed and performed at arms’ length for purposes of any applicable transfer pricing Laws, and the Company and its Subsidiaries have complied with all applicable requirements and procedures of any applicable transfer pricing Laws.

This Section 4.11 and, to the extent related to Tax matters, Section 4.8 and Section 4.12, represent the sole and exclusive representations and warranties of the Company regarding Tax matters.

4.12 Employee Benefit Plans.

(a) Section 4.12(a) of the Company Disclosure Schedule lists each material Benefit Plan. For purposes of this Agreement, “Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA and each other material employee benefit plan, program, arrangement or agreement, including any of which that provide pension, profit-sharing, deferred compensation, savings, retirement, employment, consulting, severance pay, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life or fringe benefits, in each case, (i) sponsored, maintained or contributed to or required to be contributed to by the Seller or any of its Affiliates, and under which any Company Employee or former employee, manager, director or individual consultant of the Company or its Subsidiaries has any present or future right to benefits or (ii) with respect to which the Company or any of its Subsidiaries has any Liability.

(b) The Company has made available to Buyer with respect to each Benefit Plan, a true, correct and complete copy (or, to the extent no such copy exists, an accurate description) thereof, including all amendments, and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent IRS determination letter; (iii) the most recent summary plan description, summary of material modifications and any other material written communication by the Company to Company Employees or former employees, managers, directors or individual consultants of the Company or its Subsidiaries who were participants in the Benefit Plans concerning the extent of the benefits provided under a Benefit Plan; and (iv) the most recent (A) Form 5500 and attached schedules, and (B) audited financial statements.

(c) Except as set forth in Section 4.12(c) of the Company Disclosure Schedule, (i) none of the Benefit Plans is (x) subject to Title IV of ERISA or Section 412 of the Code or (y) a “multiemployer plan,” within the meaning of Section 4001(a)(3) of ERISA, and (ii) neither the Company nor any ERISA Affiliate has incurred or would reasonably be expected to incur any Liability under Title IV of ERISA related to the termination of or withdrawal from any pension plan. With respect to any Benefit Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (A) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (B) as of the last day of the most recent plan year ended prior to the date of this Agreement, the actuarially determined present value of all “benefit liabilities” within the meaning of Section 4001(a)(16) of ERISA did not exceed the then-current value of assets of such Benefit Plan or, if such Liabilities did exceed such assets, the amount thereof was properly reflected on the financial statements of the Company, (C) no unsatisfied Liability (other than for premiums to the Pension Benefit Guaranty Corporation) under Title IV of ERISA has been, or is expected to be, incurred by the Company or any ERISA Affiliate, (D) the Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any such Benefit Plan and neither the Company nor any ERISA Affiliate has received notice from the Pension Benefit Guaranty Corporation of its intent to terminate a plan or appoint a trustee, (E) no application for a waiver of premiums is pending with the Pension Benefit Guaranty Corporation, (F) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred and (G) neither the Company nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 of ERISA.

(d) Neither the Company nor any of its Subsidiaries has any Liability in respect of, or obligation to provide post-employment or post-retirement health, medical, or life insurance benefits for any Company Employee or, with respect to post-retirement health, medical or life benefits, to any former employee, manager, director or individual consultant of the Company or its Subsidiaries (or any dependent thereof), whether pursuant to a Benefit Plan or otherwise, except as required under Section 4980B of the Code or any similar Law.

(e) Each Benefit Plan has been established and administered, in all material respects, in compliance with its terms and with the applicable provisions of ERISA, the Code and all other applicable Laws. With respect to each Benefit Plan, (i) each Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter, or is entitled to rely on a favorable opinion letter, from the IRS, and, to the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to cause the loss of such qualification; and (ii) other than routine claims for benefits, there are no pending or, to the Knowledge of the Company, threatened claims, Liens, lawsuits or complaints with respect to any Benefit Plan, except, in the case of the immediately preceding clauses (i) and (ii), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another related event) (i) result in any payment becoming due, or increase the amount of any compensation due, to any Company Employee or former employee, manager, director or individual consultant of the Company or its Subsidiaries; (ii) increase any benefits otherwise payable under any Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) result in the payment of any amount that, individually or in combination with any other such payment, would constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(g) The Company has complied in all material respects with Section 409A of the Code with respect to any compensation paid or payable pursuant to a Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code).

(h) No Benefit Plan is maintained, or covers any Company Employee working, or former employee, manager, director or individual consultant of the Company or its Subsidiaries who worked, outside the jurisdiction of the United States.

(i) This Section 4.12 and Sections 4.6, 4.7, 4.8 and 4.9 represent the sole and exclusive representations and warranties of the Company regarding employee benefits matters.

4.13 Environmental Matters. The Company and each of its Subsidiaries is in compliance with all, and has not since January 1, 2015 violated any, applicable Environmental Laws, except for noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. There are no claims or Actions pending or, to the Knowledge of the Company, threatened in writing against the Company or its Subsidiaries alleging the violation of or noncompliance with any applicable Environmental Laws or regarding Materials of Environmental Concern and to the Knowledge of the Company there are no claims or Actions pending or threatened under any Environmental Laws or regarding Materials of Environmental Concern against any other Person that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no Materials of Environmental Concern have been released by the Company or any of its Subsidiaries or are or have been present at any property currently owned, leased or operated by the Company or any of its

Subsidiaries, or at any other location, that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. This Section 4.13 constitutes the sole and exclusive representation and warranty with respect to Environmental Laws and any and all environmental and natural resource matters.

4.14 Material Contracts.

(a) Except as set forth in Section 4.14 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any Material Contract. True and complete copies of each Material Contract, including all amendments thereto, to which the Company or any of its Subsidiaries is a party or by which it or any of its assets, rights or properties is bound, in each case, as of the date hereof, have been made available to Buyer.

(b) (i) Each Material Contract is legal, valid, binding and enforceable in accordance with their respective terms with respect to the Company or its Subsidiaries, as applicable, and to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception, and (ii) neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, any other party, is (with or without the lapse of time or the giving of notice, or both) in breach of, or in default under, any Material Contract, nor has any event occurred that could give rise to any right of termination, amendment, cancellation or acceleration of any right or obligation or a loss of any benefit thereunder, except in the case of clauses (i) and (ii), individually or in the aggregate, has not and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has, from and after January 1, 2016, received written notice (i) that any Person which is currently doing business with the Company or any of its Subsidiaries intends to terminate, limit or restrict its relationship with the Company or its Subsidiaries, including through the termination, cancellation or non-renewal of any Material Contract or (ii) alleging any default under any Material Contract.

(d) Neither the Company nor any of its Subsidiaries is involved in any Action regarding its participation in any Health Care Program, nor has the Company or any of its Subsidiaries received, since January 1, 2015, notice that its current participation in any Health Care Program is subject to any termination, revocation, withdrawal, suspension or other Action related to or in connection with any alleged violations of or non-compliance with Health Care Program requirements, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and, as appropriate, each of its Subsidiaries, meets the conditions for participation in and is in good standing with and eligible for reimbursement under the Health Care Programs in which the Company and its Subsidiaries participates, and there is not now pending or, to the Knowledge of the Company, any threatened Actions under such programs involving any of the foregoing or any provider employed by the Company or any of its Subsidiaries that, individually or in the aggregate, has had and would reasonably be expected to have a Company Material Adverse Effect.

4.15 Related-Party Transactions. No Affiliate of the Company or any of its Subsidiaries (other than the Company and its Subsidiaries), is a party to any Contract or other agreement or arrangement with the Company or any of its Subsidiaries, except (a) Benefit Plans and (b) as set forth in Section 4.15 of the Company Disclosure Schedule.

4.16 Intellectual Property.

(a) The Company or one of its Subsidiaries exclusively owns, free and clear of all Liens other than any Permitted Liens, each item of their material proprietary Intellectual Property that is used in or necessary for the business of the Company and its Subsidiaries, taken as a whole, as currently conducted. All registered or applied-for Intellectual Property that is owned and is material to the business of the Company and its Subsidiaries, taken as a whole, as currently conducted is subsisting and has not expired or been cancelled or abandoned, and to the Knowledge of the Company, is valid and enforceable.

(b) The conduct of the business of the Company and its Subsidiaries, as currently conducted, does not infringe, violate or constitute a misappropriation in any material respect of any Intellectual Property of any third Person, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. There are no Actions pending or, to the Knowledge of the Company, threatened in writing alleging that the operation of the business of the Company and its Subsidiaries as currently conducted, or the use by the Company or any of its Subsidiaries of its proprietary Intellectual Property, infringes, violates or misappropriates the Intellectual Property rights of any such Person. To the Knowledge of the Company, no third Person is infringing, violating or misappropriating any of the Company’s or any of its Subsidiaries’ Intellectual Property in any material respect.

(c) The Company and its Subsidiaries use reasonable best efforts to maintain (i) the confidentiality of their trade secrets and confidential information and (ii) the integrity, continuous operation and security of the software and systems (and the data therein) used in their businesses, and there have been no breaches, violations or unauthorized uses of same, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The proprietary software of the Company and its Subsidiaries does not incorporate, use, or interact with any “open source” or similar software in any manner that would require the Company or its Subsidiaries to license or make available any source code in connection with the distribution, availability or conveyance of such software to other Persons, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) This Section 4.16, together with Sections 4.10 and 4.14, as applicable, represent the sole and exclusive representations and warranties of the Company regarding Intellectual Property.

4.17 Real Property.

(a) Section 4.17 of the Company Disclosure Schedule sets forth the true and complete list of all real property owned the Company or any of its Subsidiaries (the “Company Owned Real Property”). Either the Company or a Subsidiary of the Company has good, valid and marketable fee simple title to such Company Owned Real Property, free and clear of all Liens other than any Permitted Liens. With respect to the Company Owned Real Property, there are no outstanding option rights, rights of first offer or rights of first refusal to purchase any portion thereof or interest therein.

(b) True and complete copies of each Real Property Lease have been made available to Buyer prior to the date hereof.

(c) The Company or one of its Subsidiaries has, and at the Closing will have, a valid and enforceable leasehold interest under each of the Real Property Leases in accordance with their terms (the “Company Leased Real Property”; together with the Company Owned Real Property, the “Real Property”), subject to, in each case, the Bankruptcy and Equity Exception, and none of the Company and its Subsidiaries or, to the Knowledge of the Company, any other party to a Real Property Lease is in breach or default under such Real Property Lease and no event has occurred, which, with notice or lapse of time, or both, would constitute a default by the Company or such Subsidiary under the Company Owned Real Property or any of the Real Property Leases, except such defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

4.18 Insurance. Section 4.18 of the Company Disclosure Schedule sets forth a true and complete list of policies or binders of material fire, liability, product liability, workers’ compensation, vehicular, directors’ and officers’ and other material insurance held by or on behalf of the Company and the Company’s Subsidiaries (collectively, the “Insurance Policies”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all Insurance Policies (i) are in full force and effect, and neither the Company nor any of the Company’s Subsidiaries is in breach or default with respect to any such policy or binder, nor have they taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute a breach or default under, or permit cancellation, termination, denial or reduction of coverage or material premium increase with respect to any Insurance Policy, (ii) have been maintained without interruption and all premiums due with respect to such Insurance Policies have been paid and (iii) are valid and enforceable in accordance with their terms. As of the date hereof, coverage (including pending but unpaid claims) under such policies has not been depleted. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, neither Seller, the Company nor any of the Company’s Subsidiaries has, since January 1, 2016, received written notice of (x) actual or threatened material modification or termination of any material Insurance Policy, other than ordinary course increases in connection with the Company’s annual renewal process, or (y) cancellation or non-renewal of any material Insurance Policy, other than in connection with ordinary renewals.

4.19 Labor Matters. Except as set forth on Section 4.19 of the Seller Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with any labor organization or other labor representative of any of the employees of the Company or any of its Subsidiaries nor (a) are any such agreements being negotiated or (b) to the Knowledge of the Company, is any labor organization or other labor representative engaged in material activities to represent any of the employees of the Company or any of its Subsidiaries. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) no labor strike, slowdown, work stoppage, dispute, lockout or other labor controversy is in effect, or, to the Knowledge of the Company, threatened, and neither the Company nor any of its Subsidiaries has experienced any such labor matter since January 1, 2016; and (ii) as of the date hereof, no unfair labor practice charge, complaint or grievance, by or on behalf of any employee, prospective employee, former employee, labor organization or other representative of the employees of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries has effectuated, within the 90 day period preceding the date hereof, nor currently has plans to effectuate (A) a “plant closing,” as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”), (B) a “mass layoff” (as defined in the WARN Act) or (C) such other layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar state or local Law which would be material.

4.20 Anti-Bribery/OFAC. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a) none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any officer, director, agent, employee or other Person acting on their behalf, has, directly or indirectly, taken any action that would cause them to be in violation of any provision of the United States Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act 2010, or any other applicable anti-bribery or anti-corruption law or regulation;

(b) none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any officer, director, agent, employee or other Person acting on their behalf, has offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value to any Official, or to any other person under circumstances where the Company, any of its Subsidiaries, or any of their officers, directors, agents, employees, or Persons acting on their behalf knew or had reason to know that all or a portion of such money or thing of value would be offered, promised, or given, directly or indirectly, to any Official, for the purpose of (i) influencing any act or decision of such Official in his or her official capacity; (ii) inducing such Official to do, or omit to do, any act in relation to his or her lawful duty; (iii) securing any improper advantage; or (iv) inducing such Official to influence or affect any act or decision of any Governmental Authority, in each case in order to assist the Company, any of its Subsidiaries, or any of their officers, directors, agents, employees, or Persons acting on their behalf in obtaining or retaining business for or with, or directing business to, any Person; and

(c) the Company and each of its Subsidiaries are and have been in compliance with all applicable economic sanctions laws and regulations, including those administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”) and have not engaged in, nor are now knowingly engaging in, any dealings or transactions with (i) any person that at the time of the dealing or transaction is or was the subject or the target of sanctions administered by OFAC, (ii) any Person located in or organized under the laws of Cuba, Iran, Sudan, Syria, North Korea, or the Crimea region of Ukraine or (iii) any Person majority-owned or otherwise controlled by any of the foregoing (any of which is a “Sanctioned Person”), and none of the Company’s nor its Subsidiaries’ directors, officers, employees, agents or representatives is a Sanctioned Person.

4.21 Brokers’ and Financial Advisers’ Fees. Except for Guggenheim Securities, LLC (the “Financial Advisor”), the fees of which will be solely borne by Seller, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Public Company or any of its Affiliates in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment from Buyer, Seller, the Company or any of its Affiliates in respect thereof.

ARTICLE V

REPRESENTATIONS AND WARRANTIES REGARDING SELLER

Seller hereby represents and warrants to Buyer that:

5.1 Organization, Standing and Power.

(a) Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate all of its properties, rights and assets and to carry on its business as it is now being conducted.

(b) Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification required by Law, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

5.2 Authorization. Seller has all necessary corporate power and authority to execute and deliver this Agreement and each Seller Document and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and each Seller Document, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all requisite corporate action of Seller. This Agreement has been, and each Seller Document will be at or prior to the Closing, duly executed and delivered by Seller and, assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes (or, when executed and delivered, will constitute) a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to the Bankruptcy and Equity Exception.

5.3 Noncontravention.

(a) Neither the execution and delivery of this Agreement or any Seller Document by Seller nor the consummation by Seller of the transactions contemplated hereby or thereby, nor compliance by Seller with any of the terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws of

Seller or (ii) (A) assuming that the authorizations, consents and approvals referred to in Section 5.4 are obtained and the filings referred to in Section 5.4 are made, violate any Law or Order applicable to Seller, (B) with or without notice, lapse of time or both, violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Seller is a party or accelerate or give rise to a right of termination, purchase, sale, cancellation, modification or acceleration of any of Seller’s obligations under any such Contract or to the loss of any benefit under, or increase in any fee under, any such Contract, or (C) result in the creation of any Lien (other than any Permitted Lien) on any properties, rights or assets of Seller, except, in the case of clause (ii), for such violations, defaults, accelerations, rights, losses and Liens as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

(b) No vote or consent of the holders of any class or series of capital stock or other equity interest of Seller or any of its Affiliates is necessary to approve this Agreement, any Seller Document, the Purchase or the transactions contemplated hereby or thereby.

5.4 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the HSR Act and (b) filings required under, and compliance with other applicable requirements of, any other applicable Competition Laws, no consents, authorizations, or approvals of, or filings, declarations, notifications or registrations with, any Governmental Authority are necessary to be obtained or made by Seller for the execution, delivery and performance of this Agreement or any Seller Document and the consummation of the transactions contemplated hereby and thereby by Seller, other than such other consents, authorizations, approvals, filings, declarations, notifications or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

5.5 Title to Capital Stock. Seller owns all of the Capital Stock, beneficially and of record, free and clear of any Liens (other than the restrictions on transfer under applicable securities Law). All of such issued and outstanding shares of Capital Stock are duly authorized, validly issued, fully paid, nonassessable and were not issued in violation of preemptive rights or similar rights. Upon consummation of the Purchase in accordance with the terms hereof, at the Closing Seller will deliver to Buyer good and marketable title to the Capital Stock, free and clear of any Liens.

5.6 Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, as of the date of this Agreement, (a) there is no pending or, to the Knowledge of Seller, threatened, Action against Seller and/or any of its properties, assets or businesses, by or before any Governmental Authority and (b) Seller is not subject to any outstanding Order.

5.7 Compliance With Laws. Except for such non-compliance as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, Seller is in compliance with all Laws applicable to Seller.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Company and Seller that:

6.1 Organization, Standing and Power.

(a) Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate all of its properties, rights and assets and to carry on its business as it is now being conducted.

(b) Buyer is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification required by Law, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

6.2 Authorization. Buyer has all necessary corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Buyer in connection with the consummation of the transactions contemplated hereby and thereby (collectively, the “Buyer Documents”), and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Buyer of this Agreement and each Buyer Document, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all requisite corporate action of Buyer. This Agreement has been, and each Buyer Document will be at or prior to the Closing, duly executed and delivered by Buyer and, assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes (or, when executed and delivered, will constitute) a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.3 Noncontravention.

(a) Neither the execution and delivery of this Agreement or any Buyer Document by Buyer nor the consummation by Buyer of the transactions contemplated hereby or thereby, nor compliance by Buyer with any of the terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the certificate of incorporation or bylaws of Buyer or (ii) (A) assuming that the authorizations, consents and approvals referred to in Section 6.4 are obtained and the filings referred to in Section 6.4 are made, violate any Law or Order applicable to Buyer, (B) with or without notice, lapse of time or both, violate or constitute a default under any of the terms, conditions or provisions of any Contract or Permit or accelerate or give rise to a right of termination, purchase, sale, cancellation, modification or acceleration of any of Buyer’s obligations under any Contract or Permit or to the loss of any benefit under, or increase in any fee under, a Contract or Permit, or (C) result in the creation of any Lien (other than any Permitted Lien) on any properties, rights or assets of Buyer, except, in the case of clause (ii), for such violations, defaults, accelerations, rights, losses and Liens as would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b) No vote or consent of the holders of any class or series of capital stock or other equity interest of Buyer or any of its Affiliates is necessary to approve this Agreement, any Buyer Document, the Purchase or the transactions contemplated hereby or thereby.

6.4 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the HSR Act and (b) filings required under, and compliance with other applicable requirements of, any other applicable Competition Laws, no consents, authorizations, or approvals of, or filings, declarations, notifications or registrations with, any Governmental Authority are necessary to be obtained or made by Buyer for the execution, delivery and performance of this Agreement or any Buyer Document and the consummation of the transactions contemplated hereby and thereby, other than such other consents, authorizations, approvals, filings, declarations, notifications or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

6.5 Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect, as of the date of this Agreement, (a) there is no pending or, to the Knowledge of Buyer, threatened, Actions against Buyer and/or any of its properties, assets or businesses, by or before any Governmental Authority and (b) Buyer is not subject to any outstanding Order.

6.6 Compliance With Laws. Except for such non-compliance as would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect, Buyer is in compliance with all Laws applicable to Buyer.

6.7 Financing. Buyer affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Buyer obtains financing for, or related to, any of the transactions contemplated hereby. Buyer has furnished the Company with a true, accurate and complete copy of (a) the executed preferred equity commitment letter, dated as of the date hereof (such commitment letter and related term sheets, including all exhibits, schedules and annexes thereto, collectively, the “Equity Commitment Letter”) from the purchasers named therein (the “Equity Providers”), to provide, subject to the terms and conditions set forth therein, funding in exchange for preferred equity in the aggregate amount set forth therein for the purpose of funding the transactions contemplated by this Agreement (the “Equity Financing”) (provided, that provisions in the Equity Commitment Letter related solely to fees and economic terms agreed to by the parties thereto may be redacted (none of which redacted provisions adversely affect the availability of or impose additional conditions on, the availability of the Equity Financing) at the Closing), and (b)(i) the executed Debt Commitment Letter (the “Secured Debt Commitment Letter” ”), dated as of the date hereof, among Morgan Stanley Senior Funding, Inc., Goldman Sachs Bank USA, Jefferies Finance LLC, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Nomura Securities International, Inc. (the “Secured Debt Financing Sources”) and all fee letters, engagement letters and other arrangements associated therewith (provided, that provisions in the fee or engagement letter related solely to fees and economic terms agreed to by the parties thereto may be redacted (none of which redacted provisions adversely affect the availability of or impose additional conditions on, the availability of the Debt Financing (as defined below) at the Closing) and (ii) the executed Debt Commitment Letter (the “Unsecured Debt Commitment Letter”), dated as of the date hereof, among PSP Investments Credit USA LLC and Ares Capital Management LLC (together with the Secured Debt Financing Sources, the “Debt Financing Sources”) and all fee letters, engagement letters and other arrangements associated therewith (provided, that provisions in the fee or engagement letter related solely to fees and economic terms agreed to by the parties thereto may be redacted (none of which redacted provisions adversely affect the availability of or impose additional conditions on, the availability of the Debt Financing (as defined below) at the Closing) (such Secured Debt Commitment Letter, Unsecured Debt Commitment Letter and related term sheets, including all exhibits, schedules and annexes thereto and each such fee letter and engagement letter, collectively, the “Debt Commitment Letters” and, together with the Equity Commitment Letter, the “Commitment Letters”) to provide, subject to the terms and conditions therein, debt financing in the aggregate amount set forth therein for the purpose of funding the transactions contemplated by this Agreement (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, the “Financing”). None of the Commitment Letters has been amended or modified prior to the date hereof, and no such amendment or modification is contemplated or pending (except with respect to adding lenders or agents), and the commitments contained in the Commitment Letters have not been withdrawn, terminated or rescinded in any respect, and no such withdrawal, termination or rescission is contemplated. There are no side letters or other Contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Commitment Letters furnished to the Company pursuant to this Section 6.7 (except with respect to the Equity Financing, any contracts between Buyer or its Affiliates, on the one hand, and any third party, on the other hand, which have no adverse impact on the funding of the full amount of the Equity Financing pursuant to the Equity Commitment Letter at or prior to the Closing on the terms and conditions set forth in this Agreement and the Equity Commitment Letter). Assuming the accuracy of the representations and warranties set forth in Article IV and Article V and the conditions set forth in Section 8.1 are satisfied at the Closing, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Buyer or any of its Affiliates, as applicable, under the Commitment Letters. Assuming the accuracy of the representations and warranties set forth in Article IV and Article V and the conditions set forth in Section 8.1 are satisfied at Closing and assuming the accuracy of Seller’s representations and warranties in Section 5.5, the aggregate proceeds contemplated to be provided under the Commitment Letters will, together with Cash on Hand and the other cash available to Buyer and its Affiliates, be sufficient for Buyer to pay and satisfy in full (w) the obligations pursuant to this Agreement to pay the Estimated Transaction Consideration and the Additional Transaction Consideration (if any), (x) all other amounts payable at Closing pursuant to Article III, (y) all fees and expenses of Buyer and its Affiliates in connection with the transactions contemplated by this Agreement and (z) all other obligations under this Agreement. The Commitment Letters are not subject to any conditions or other contingencies (including pursuant to any “flex” provisions in the related fee letter or otherwise) other than as expressly set forth therein and are in full force and effect and are the legal, valid, binding and enforceable obligations of Buyer, as applicable, and each of the other parties thereto, as the case may be, subject to the Bankruptcy and Equity Exception. All commitments and other fees required to be paid under the Commitment Letters prior to the date hereof have been paid in full. As of the date hereof, assuming the accuracy of the representations and warranties set forth in Article IV and Article V and the conditions set forth in Section 8.1 are satisfied at the Closing, Buyer has no reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing will not be available to Buyer on the Closing Date, and Buyer is not aware of the existence of any fact or event as of the date hereof that would be expected to cause such conditions to the Financing not to be satisfied or the full amount of the Financing not to be available.

6.8 Solvency. Assuming (a) the satisfaction of the conditions set forth in Section 8.1 and Section 8.2, (b) the representations and warranties set forth in Article IV and Article V are true and correct in all material respects (without giving effect to materiality, “Company Material Adverse Effect” or “Seller Material Adverse Effect” qualifiers), (c) that the Company and its Subsidiaries are Solvent immediately prior to the Closing, and (d) the financial projections or forecasts provided by or on behalf of Seller to Buyer prior to the date hereof have been prepared in good faith based on assumptions that were reasonable when made, and continue to be reasonable, then immediately after giving effect to the transactions contemplated by this Agreement, Buyer, the Company and each of their respective Subsidiaries shall be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or the Company’s Subsidiaries. For purposes of this Agreement, “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the Present Fair Salable Value of its assets will, as of such date, exceed all of its Liabilities, contingent or otherwise, as of such date, (b) such Person will not have, or have access to, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged and (c) such Person will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness, in each case, after giving effect to the transactions contemplated by this Agreement. The term “Solvency” shall have a correlative meaning. For purposes of the definition of “Solvent” (i) “debt” means liability on a “claim” and (ii) “claim” means (A) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or (B) the right to an equitable remedy for a breach in performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of such Person (including goodwill) are sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises. Buyer has on the date hereof, and shall maintain at all times through the Closing or the termination of this Agreement, sufficient cash, available lines of credit, or other sources of immediately available funds to enable it to pay the Termination Fee.

6.9 Investment Representation. Buyer is acquiring the Capital Stock for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities laws. Buyer is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Buyer acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Capital Stock. Buyer acknowledges that the Capital Stock has not been registered under the Securities Act, or any state or foreign securities laws and that the Capital Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Capital Stock is registered under any applicable state or foreign securities laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities laws.

6.10 Brokers and Other Advisors. Except for Barclays Capital Inc., the fees and expenses of which shall be borne by Buyer, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Buyer or any of its Affiliates for which the Seller may become liable.

ARTICLE VII

COVENANTS

7.1 Access to Information.

(a) Prior to the Closing Date and subject to applicable Laws and Section 7.1(b), Buyer shall be entitled, through its officers, employees and other Representatives (including its legal advisors and accountants), to have such access to all the properties, businesses, operations, books, records, directors, officers, employees, agents and other Representatives of the Public Company and its Subsidiaries and such examination of the books and records of the Public Company and its Subsidiaries as it reasonably requests in connection with Buyer’s efforts to consummate the transactions contemplated by this Agreement. Any such access and examination shall be conducted on reasonable advance written notice, during regular business hours and under reasonable circumstances and shall be subject to restrictions under applicable Law. The Public Company shall cause its and its Subsidiaries’ officers and employees to, and shall use its commercially reasonable efforts to cause the agents, accountants, attorneys and other Representatives of the Public Company and its Subsidiaries to, reasonably cooperate with Buyer and Buyer’s Representatives in connection with such access and examination, and Buyer and its Representatives shall reasonably cooperate with the Public Company and its Subsidiaries and their respective officers, employees, consultants, agents, accountants, attorneys and other Representatives and shall use their commercially reasonable efforts to minimize any disruption to the business. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it would (i) unreasonably disrupt the operations of the Public Company or any of its Subsidiaries or (ii) (A) require the Public Company or any of its Subsidiaries to disclose information that would result in the loss of attorney-client privilege or (B) conflict with any confidentiality obligations to which the Public Company or any of its Subsidiaries is bound; provided, however, that in the case of clause (ii)(B), the Public Company and its Subsidiaries shall use commercially reasonable efforts to obtain, a waiver of any such confidentiality obligations upon Buyer’s reasonable prior written request and, in the case of clause (ii)(A), the Public Company and its Subsidiaries will use their reasonable best efforts to make appropriate substitute arrangements). Notwithstanding anything to the contrary contained herein, prior to the Closing, (x) except for customer, supplier, payor, landlord or other business relationship contacts in the ordinary course of business, without the prior written consent of the Public Company (not to be unreasonably withheld, delayed or conditioned), Buyer shall not, and shall cause its officers, employees, legal advisors, consultants, agents, accountants and other Representatives not to, contact any non-officer employee, consultant, supplier, payor, customer, independent contractor, landlord, lessor, bank, any person with whom the Public Company or any of the Public Company’s Subsidiaries have a business relationship with respect to the Company or any of the Company’s Subsidiaries or the transactions contemplated by this Agreement, and (y) Buyer shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries without the prior written consent of the Public Company. The Public Company does not make any representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 7.1 and Buyer may not rely on the accuracy of any such information, in each case other than as expressly set forth in the representations and warranties contained in Article IV or Article V; provided, that no investigation pursuant to this Section 7.1 by Buyer or its Representatives shall be deemed to modify any of the representations and warranties contained in Article IV or Article V.

(b) Buyer acknowledges that the information provided to Buyer in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the confidentiality agreement between Buyer and the Public Company, dated as of February 28, 2017 (as amended from time to time, the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. The Confidentiality Agreement shall terminate at the Closing.

7.2 Conduct of the Business Pending the Closing Except (i) as expressly required by this Agreement, (ii) as set forth on Section 7.2 of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, during the period from the date of this Agreement until the earlier of the Closing and the termination of this Agreement in accordance with Article IX:

(a) the Company shall conduct its business, and shall cause the Company’s Subsidiaries to conduct their respective businesses, in all material respects in the ordinary course of business consistent with past practice and the Company shall, and shall cause the Company’s Subsidiaries to, use commercially reasonable efforts to preserve intact in all material respects its and their present business organizations and relationships with employees, customers, suppliers and other Persons with which the Company or its Subsidiaries have material business relations; and

(b) without limiting the generality of Section 7.2(a) above, Seller and the Company shall not, and they shall cause the Companies’ Subsidiaries not to:

(i) declare, set aside or pay any dividends or distributions of assets (whether in cash, stock, property or otherwise) of the Company or its Subsidiaries, other than cash dividends from legally available funds;

(ii) issue, deliver, sell, redeem, repurchase or otherwise acquire or dispose of any Equity Interests in the Company or its Subsidiaries, other than issuances or dispositions of Equity Interests of any of the Company’s Subsidiaries to the Company or any other of its Subsidiaries;

(iii) effect any recapitalization, reclassification, stock dividend, stock split or like change in the capitalization of the Company or its Subsidiaries;

(iv) amend or propose to amend the articles of incorporation or by-laws (or other organizational documents) of the Company or any of its Subsidiaries;

(v) create or allow the Company or its Subsidiaries, in the aggregate, to create, incur, assume or guarantee any Indebtedness in excess of $1,000,000 in the aggregate, except (A) to the extent that such Indebtedness will be eliminated prior to the Closing or (B) intercompany Indebtedness solely between the Company and/or one of its Subsidiaries;

(vi) (A) become legally committed to any capital expenditures in addition to the capital expenditures contemplated by the capital expenditure budget set forth on Section 7.2(b)(vi) of the Company Disclosure Schedule requiring expenditures by the Company or its Subsidiaries following the Closing Date in excess of $10,000,000 in the aggregate or (B) fail to make any capital expenditures contemplated by the capital expenditure budget set forth on Section 7.2(b)(vi) of the Company Disclosure Schedule,

(vii) other than as required by the terms of any Benefit Plan in existence on the date hereof, (A) increase the amount or accelerate the time of payment of cash compensation of any Company Employee, other than annual merit increases and other increases in base salary (or base pay, as applicable), in each case, in the ordinary course of business for non-executive employees of the Company and its Subsidiaries; (B) increase the benefits under, adopt, or amend or terminate any Benefit Plan (or any plan, program, arrangement or agreement that would be a Benefit Plan if in existence on the date hereof), except for amendments to existing Benefit Plans that do not increase costs for the Company or any of its Subsidiaries by more than a de minimis amount; (C) pay or grant any new or additional entitlement to any severance, termination, or change-in-control pay or transaction or retention bonus to any Company Employee; (D) make, grant, or authorize any loans or advances of any money or other property to any Company Employee, other than ordinary course advances of business travel costs and other business expenses consistent with past practice; (E) hire or terminate the employment or services of any Company Employee with total target annual cash compensation in excess of $200,000 per annum, other than a termination for “cause” or due to permanent disability; or (F) hire any additional Shared Services Employee, except to replace a terminated Shared Services Employee, or cause any employee of Seller or its Affiliates who is not a Shared Services Employee on the date of this Agreement to become a Shared Services Employee;

(viii) (A) sell, assign, transfer, license, allow to lapse or expire or otherwise dispose of or subject to a Lien (other than a Permitted Lien) any of the Company’s or its Subsidiaries’ material properties, rights or assets, other than sales or dispositions of obsolete or worn-out equipment or assets in the ordinary course of business,

(ix) make any material change in the operation or protection of any of the Company’s or its Subsidiaries’ material software and systems;

(x) acquire (by merger, consolidation or acquisition of stock or assets or otherwise) (A) any corporation, partnership or other business organization or any division thereof or (B) any assets, rights or properties from any other Person (other than from the Company or any Subsidiary thereof) with a purchase price to be paid following the Closing that is in excess of $5,000,000 individually or $10,000,000 in the aggregate;

(xi) other than in the ordinary course of business, enter into, renew, modify, amend, cancel, terminate or fail to use its reasonable efforts to renew any Material Contract or Real Property Lease (or any Contract that would be a Material Contract or Real Property Lease if entered into prior to the date hereof); provided, that any Material Contract (or any Contract that would be a Material Contract if entered into prior to the date hereof) that is an employment agreement described in clause (iii) of the definition of Material Contracts shall be governed by clause (x) of this Section 7.2(b);

(xii) settle, release, waive or compromise any pending or threatened Action (A) involving amounts payable by the Company or its Subsidiaries following the Closing that are in excess of $5,000,000 individually, (B) that would impose any material non-monetary restrictions, obligations or operational requirements on Buyer or its Affiliates (including the Company or any of its Subsidiaries following the Closing) that would continue after the Closing or (C) involving a finding or admission of any violation of Law or other wrongdoing by the Company or any of its Subsidiaries;

(xiii) make or change any Tax election, file any amendment to any Tax Return, settle or compromise any Tax Liability, change any method of accounting for Tax purposes, agree to any extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any closing agreement with respect to Taxes, or surrender any right to claim a Tax refund;

(xiv) make any material change in any of its present financial accounting methods and practices other than as may be necessary as a result of changes in GAAP or applicable Law after the date hereof;

(xv) enter into any new line of business other than the Business;

(xvi) transfer any assets or liabilities between the Company and its Subsidiaries, on the one hand, and Seller and its Affiliates (other than the Company and its Subsidiaries), on the other hand, other than as permitted pursuant to Section 7.23 or otherwise explicitly contemplated by this Agreement;

(xvii) fail to maintain the existence of, or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to, the Company or any of its Subsidiaries; or

(xviii) agree, whether in writing or otherwise, to do any of the foregoing.

7.3 Conditions. Without limiting any other covenant in this Agreement (including the obligations of Buyer set forth in Section 7.5 and Section 7.10), which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 7.3, each of Seller and the Company, on the one hand, and Buyer, on the other hand, agrees to use its respective reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws or otherwise to (i) consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. Subject to appropriate confidentiality protections, each of Seller and the Company, on the one hand, and Buyer, on the other hand, shall furnish to the other such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

7.4 Consents. Buyer, Seller and the Company shall use (and the Company shall cause its Subsidiaries to use) their respective reasonable best efforts to obtain all consents and approvals and provide all notices referred to in Section 7.4 of the Company Disclosure Schedule and such other consents and approvals of and notices to Persons (other than Governmental Authorities) that are necessary or as mutually determined by Buyer and Seller advisable in connection with the consummation of the transactions contemplated by this Agreement; provided, however, that no party shall be obligated to pay any (i) costs, fees or expenses in connection therewith (other than immaterial administrative and/or legal costs and expenses) or (ii) consideration to any third party from whom any such consent or approval is requested under any Contract; provided, further, that each of the parties acknowledge and agree that, subject to the requirement to use reasonable best efforts, obtaining any such consents and approvals shall not be a condition to Closing except to the extent set forth on Section 8.1(g) of the Company Disclosure Schedule.

7.5 Regulatory Approvals.

(a) Each of the Company and the Seller, on the one hand, and Buyer, on the other hand, shall cooperate with one another and use its reasonable best efforts to, and cause its respective Affiliates to use their reasonable best efforts to, (i) prepare all necessary documentation (including furnishing all information required under the Competition Laws) to effect promptly all necessary filings or start any pre-notification proceedings with any Governmental Authority and (ii) obtain all consents, waivers and approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement. Subject to applicable Law, each of the Company and the Seller, on the one hand, and Buyer, on the other hand, shall provide to the other copies of all correspondence between it (or its advisors) and any Governmental Antitrust Entity or other Governmental Authority relating to the transactions contemplated by this Agreement or any of the matters described in this Section 7.5. Each of the Company and the Seller, on the one hand, and Buyer, on the other hand, shall promptly inform the other of any substantive oral communication with, and, subject to applicable Law, provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction. Neither the Company or the Seller, on the one hand, nor Buyer, on the other hand, shall independently participate in any substantive meeting or conference call with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. To the extent permissible under applicable Law, each of the Company and the Seller, on the one hand, and Buyer, on the other hand, will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Competition Laws. The parties may, as they deem advisable, designate any competitively sensitive materials provided to the other under this Section 7.5(a) or any other section of this Agreement as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(b) Without limiting the generality of the undertakings pursuant to this Section 7.5, each of the Company and the Seller, on the one hand, and Buyer, on the other hand shall (including by causing their “ultimate parent entities” as that term is defined in the HSR Act to) (i) prepare and file or cause to be prepared and filed any notification and report form and related material required under the HSR Act no later than ten (10) Business Days after the date hereof, (ii) subject to applicable Law, furnish to the other party as promptly as reasonably practicable all information required for any application or other filing to be made by the other party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement, and (iii) provide or cause to be provided as promptly as reasonably practicable to any Governmental Antitrust Entity information and documents requested by such Governmental Antitrust Entity, necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, or pursuant to a Competition Law or other applicable Law. Buyer shall use reasonable best efforts to cause (and shall cause its “ultimate parent entity” as that term is defined in the HSR Act to cause) the filings under the HSR Act to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith. Buyer shall be responsible for the filing fees under the HSR Act, any other Competition Laws and/or under any such other laws or regulations applicable to Buyer or Seller, the Company and its Affiliates.

(c) If any objections are asserted with respect to the transactions contemplated hereby under any Competition Law or if any Action is instituted by any Governmental Antitrust Entity or any private party challenging any of the transactions contemplated hereby as violative of any Competition Law, each of Buyer and the Company shall use its reasonable best efforts to (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), and/or (ii) overturn any regulatory action by any Governmental Antitrust Entity to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), including by defending any Action brought by any Governmental Antitrust Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Antitrust Entity or private party may have to such transactions under such Competition Law so as to permit consummation of the transactions contemplated by this Agreement.

(d) Buyer shall, and shall cause its Subsidiaries to, take all actions necessary to avoid or eliminate any impediment under any U.S. Competition Law so as to enable the consummation of the transactions contemplated hereby, including the Purchase, to occur as soon as reasonably possible (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, a hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of Buyer or its Subsidiaries (including the Company and its Subsidiaries), (ii) terminating existing relationships, contractual rights or obligations of Buyer or its Subsidiaries (including the Company and its Subsidiaries), (iii) terminating any venture or other arrangement of Buyer or its Subsidiaries (including the Company and its Subsidiaries) and (iv) otherwise taking or committing to take actions that after the Closing Date would limit Buyer’s or its Subsidiaries’ (including the Company’s and its Subsidiaries’), freedom of action with respect to, or its ability to retain, one or more of the businesses, product lines or assets of Buyer and its Subsidiaries (including the Company and its Subsidiaries), and to otherwise avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction which would otherwise have the effect of preventing the consummation of the transactions contemplated hereby, including the Purchase, and in that regard Buyer shall and, shall cause its Subsidiaries (including the Company and its Subsidiaries) to, agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to Buyer’s or its Subsidiaries’ (including the Company’s and its Subsidiaries’), ability to retain, any of the businesses, product lines or assets of Buyer or any of its Subsidiaries (including the Company and its Subsidiaries). Notwithstanding the foregoing or any other provision of this Agreement, nothing contained in this Agreement shall require or obligate Kohlberg Kravis Roberts & Co. L.P. (“KKR”) to agree or otherwise be required to sell, divest, dispose of, license, hold separate, or take or commit to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any of its businesses, products, rights, services, licenses, investments, or assets or those of any of its affiliated investment funds or portfolio companies (as such term is commonly understood in the private equity industry), or any interests therein, other than Buyer and its Subsidiaries (including, after the Closing, the Company and its Subsidiaries).

(e) From the date of this Agreement through the date (i) of termination of the required waiting periods under the HSR Act and all applicable Competition Laws and (ii) the consents required pursuant to Section 7.5(a) are obtained, Buyer, the Company and their respective Subsidiaries shall not take any action that could reasonably be expected to hinder or delay, as applicable, the obtaining of clearance or the expiration of the required waiting periods under the HSR Act and such applicable Competition Laws, or the obtaining of the consents required pursuant to Section 7.5(a) from the applicable Governmental Authorities.

7.6 Indemnification, Exculpation and Insurance.

(a) For a period of six (6) years from and after the Closing Date, Buyer shall, and shall cause the Company and the Company’s Subsidiaries to, indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, the individuals who are now, or have been at any time prior to the date hereof, or who become prior to the Closing Date, directors or officers of the Company and/or any of its Subsidiaries (collectively, the “D&O Indemnitees”) with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company or any of its Subsidiaries at any time on or prior to the Closing Date; provided that neither the Company nor any of its Subsidiaries shall be liable for any indemnification pursuant to this Section 7.6 arising from any settlement effected without the prior written consent of Buyer. Any D&O Indemnitee wishing to claim indemnification under this Section 7.6, upon learning of any claim for which it may seek indemnification hereunder, shall promptly notify Buyer and the Company in writing; provided that the failure to so notify shall not affect the obligations of Buyer, the Company or its Subsidiaries except to the extent such failure to notify materially prejudices Buyer, the Company or its Subsidiaries. For a period of six (6) years from and after the Closing Date, Buyer agrees that all rights of the D&O Indemnitees to advancement of expenses, indemnification and exculpation from Liabilities for acts or omissions occurring on or prior to the Closing Date as provided in (x) the certificate of incorporation or the bylaws of the Company, or (z) the certificate of incorporation or bylaws (or comparable organizational documents) of any of its Subsidiaries, in each case, as now in effect, and any indemnification agreements of the Company, and/or any of its Subsidiaries shall survive the Closing Date and shall continue in full force and effect in accordance with their terms. For a period of six (6) years from and after the Closing Date, such rights shall not be amended or otherwise modified in any manner that would adversely affect the rights of any of the D&O Indemnitees, unless such modification is required by Law or approved by each such adversely affected D&O Indemnitee. In addition, Buyer shall, or shall cause the Company and its Subsidiaries, as the case may be, to advance, pay and/or reimburse any expenses of any D&O Indemnitee under this Section 7.6 as incurred to the fullest extent permitted under applicable Law; provided, that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law, the certificate of incorporation or bylaws (or similar organizational documents) of the Company or its Subsidiaries, or any indemnification agreements of the Company and/or any of its Subsidiaries, in each case as now in effect.

(b) Buyer, from and after the Closing Date and for six (6) years thereafter, shall cause (i) the certificate of incorporation and bylaws of the Company to contain provisions no less favorable to the D&O Indemnitees with respect to limitation of Liability, advancement of expenses and indemnification than are set forth as of the date of this Agreement in the certificate of incorporation and the bylaws of the Company and (ii) the certificate of incorporation and bylaws (or comparable organizational documents) of each Subsidiary of the Company to contain provisions no less favorable with respect to limitation of Liability, advancement of expenses and indemnification of partners, members, directors, officers, employees and agents, than are set forth in such documents as of the date of this Agreement.

(c) Buyer shall reasonably cooperate, and cause its Affiliates to reasonably cooperate, in the defense of any claim that is subject to the limitation of liability, advancement of expenses and/or indemnification as contemplated by this Section 7.6 and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(d) The Buyer shall, and shall cause its Subsidiaries to, provide or maintain in effect for six (6) years from and after the Closing Date, through the purchase of “run-off” coverage or otherwise, directors’ and officers’ and corporate liability insurance covering those individuals who are covered by the directors’ and officers’ and corporate liability insurance policies provided for directors and officers of the Company and its Subsidiaries as of the date hereof (the “Existing Policies”) on terms (including coverage, deductibles and limits of liability) which, in the aggregate, are no less favorable to such D&O Indemnitees as the Existing Policies; provided, however, that if such “run-off” or other coverage is not available at a cost equal to or less than three hundred percent (300%) of the annual premiums paid as of the date hereof under the Existing Policies (the “Insurance Cap”) (which premiums are set forth in Section 7.6(d) of the Company Disclosure Schedule), then the Buyer shall only be required to, and shall cause its Subsidiaries to, obtain as much coverage as is possible under substantially similar policies for such annual premiums as do not exceed the Insurance Cap.

(e) The obligations of Buyer, and the Company under this Section 7.6 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee to whom this Section 7.6 applies without the consent of each affected D&O Indemnitee (it being expressly agreed that the D&O Indemnitees to whom this Section 7.6 applies shall be third party beneficiaries of this Section 7.6). The provisions of this Section 7.6 (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee, his, her or its heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Law, Contract or otherwise.

(f) In the event that the Buyer or any of its successors or assigns (i) consolidates or merges with or into any other Person and is not the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made by Buyer and the Company so that the successors and assigns of the Company, as applicable, shall assume all of the obligations thereof set forth in this Section 7.6.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of the Company’s Subsidiaries or any of their respective directors or officers, it being understood and agreed that the indemnification provided for in this Section 7.6 is not prior to or in substitution for any such claims under such policies.

7.7 Preservation of Records.

(a) Buyer shall, and shall cause the Company and its Subsidiaries to, preserve and keep the records held by them relating to the conduct prior to the Closing of the businesses of the Company and its Subsidiaries for a period of seven (7) years from and after the Closing Date (or longer if required by applicable Law) and shall make such records (or copies) and officers, management, employees, advisors and Representatives available, at reasonable times and upon reasonable advance notice, to the Seller, and any of its Affiliates and/or Representatives as may be reasonably required by such Person in connection with any insurance claims by, Actions or Tax audits against, governmental investigations of, compliance with legal requirements by, or the preparation of financial statements of, the Seller or any of its Affiliates (other than with respect to Actions or claims relating to the transactions contemplated by this Agreement, any Buyer Document, Seller Document or Company Document); provided, however, that (a) Buyer, the Company and its Subsidiaries may refuse access to the extent either of them reasonably determines such access would unreasonably interfere with or disrupt any of the businesses or operations of Buyer, the Company or any of their respective Subsidiaries; and (b) neither Buyer, the Company nor their respective Subsidiaries shall be required to so confer, afford such access or furnish such copies or other information to the extent that (x) doing so would result in the breach of any confidentiality or similar agreement to which Buyer, the Company or any of their Subsidiaries is a party or the loss of attorney-client privilege (provided Buyer shall, and shall cause the Company and its Subsidiaries to, use their respective reasonable best efforts to, make appropriate substitute arrangements under circumstances in which the restrictions of this clause (x) apply), or (y) the relevant matters or books and records relate solely to Buyer and none of the Company or its Subsidiaries or their respective businesses.

(b) The Public Company shall, and shall cause its Affiliates to, preserve and keep the records held by them relating to the businesses of the Company and its Subsidiaries for a period of seven (7) years from and after the Closing Date (or longer if required by applicable Law) and shall make such records (or copies) and officers, management, employees, advisors and Representatives available, at reasonable times and upon reasonable advance notice, to Buyer and any of its Affiliates and/or Representatives as may be reasonably required by such Person in connection with any insurance claims by, Actions or Tax audits against, governmental investigations of, compliance with legal requirements by, or the preparation of financial statements of, the Buyer or any of its Affiliates (other than with respect to Actions or claims relating to the transactions contemplated by this Agreement or any Buyer Document, Seller Document or Company Document); provided, however, that (a) the Public Company and its Affiliates may refuse access to the extent any of them reasonably determines such access would unreasonably interfere with or disrupt any of the businesses or operations of them; and (b) neither the Public Company nor its Affiliates shall be required to so confer, afford such access or furnish such copies or other information to the extent that (x) doing so would result in the breach of any confidentiality or similar agreement to which the Public Company or any of its Affiliates is a party or the loss of attorney-client privilege (provided the Public Company shall, and shall cause its Affiliates to, use their respective reasonable best efforts to, make appropriate arrangements, including entering into joint defense or similar agreements with Public Company and its Subsidiaries, to protect and maintain the attorney-client privilege and make appropriate substitute arrangements under circumstances in which the restrictions of this clause (x) apply), or (y) the relevant matters or books and records relate solely to the Public Company or its Affiliates and none of the Company or its Subsidiaries or their respective businesses.

(c) From and after the Closing, Buyer shall, and shall cause the Company and its Subsidiaries to, and the Public Company shall, and shall cause its Affiliates to, comply with the requirements of any “Litigation Hold” that relates to the records subject to this Section 7.7 held by such Party that relate to (x) any Action that is pending as of the Closing Date or (y) any Action that arises or becomes threatened or reasonably anticipated after the Closing Date as to which such Party has received written notice of the applicable “Litigation Hold” from the other Party.

(d) After the Closing Date, except in the case of an adversarial Action or dispute between Buyer and its Affiliates and Seller or as prohibited by applicable Law, each Party shall use its reasonable best efforts (which shall not impose undue burden on such Party) to make available to the other Party, upon written request, its former and then-current directors, officers, employees, other personnel and agents as witnesses and any books, records or other documents within its possession, custody or control, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action (other than with Buyer and its Affiliates) in which the requesting Party may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder, in each case to the extent that any of the foregoing would not reasonably be likely to result in a waiver of a Party’s attorney-client privilege (provided Buyer shall, and shall cause the Company and its Subsidiaries to, use their respective reasonable best efforts to make appropriate arrangements, including entering into joint defense or similar agreements with Public Company and its Subsidiaries, to protect and maintain the attorney-client privilege). The requesting Party shall bear all reasonable out-of-pocket costs and expenses in connection therewith. Without limiting the foregoing, the Parties shall cooperate and consult with each other to the extent reasonably necessary with respect to any Actions.

(e) In the event that Public Company or its Subsidiaries (other than the Company and its Subsidiaries) possess any financial or operational records or any clinical data relating to the Business, Public Company shall, and shall cause its Subsidiaries to, transfer those records to the Company as reasonably requested by the Company.

7.8 Publicity. Neither the Public Company, Seller, the Company nor their Affiliates, on the one hand, nor Buyer nor its Affiliates, on the other hand, shall issue any press release or public announcement or comment concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of Buyer or either the Company (prior to the Closing) or the Public Company (at and after the Closing), respectively (which approval will not be unreasonably withheld, conditioned or delayed), unless and only to the extent, in the judgment of such party upon the advice of its outside counsel, disclosure is required by applicable Law

(including the periodic reporting requirements under the Exchange Act) or under the rules of any securities exchange on which the securities of such party or any of its Affiliates are listed; provided, that to the extent so required by applicable Law, the party intending to make such release shall use its commercially reasonable efforts consistent with applicable Law to consult with the other parties in advance of such release with respect to the text thereof.

7.9 Employment and Employee Benefits.

(a) Buyer covenants and agrees to cause the Company and its Subsidiaries to, for a period of one (1) year following the Closing Date, provide to each Continuing Employee (i) total annual compensation, including annual base salary or base wages and target short-term (annual or more frequent) cash incentive compensation opportunities, in each case, that are no less favorable than such total annual compensation provided to such Continuing Employee immediately prior to the Closing Date, (ii) severance compensation benefits to any Continuing Employees during the one (1) year period following the Closing Date at levels at least equivalent to the levels of such severance compensation benefits as in effect under the Benefit Plan under which such Continuing Employee was eligible for severance immediately prior to the Closing, and (iii) other employee benefits that are no less favorable than those provided to similarly situated employees of Buyer and its Subsidiaries under its employee benefit plans and arrangements following the Closing. Company Employees immediately prior to the Closing who are common law employees and who continue their employment with the Company or its Subsidiaries following the Closing Date are hereinafter referred to as the “Continuing Employees”.

(b) For purposes of eligibility and vesting and for determining the level and entitlement to benefits, including the level or amount of vacation and severance compensation benefits under the benefit and compensation plans, programs, agreements and arrangements of Buyer, the Company or any of their respective Subsidiaries in which Continuing Employees are eligible to participate following the Closing (the “Buyer Plans”), but excluding under any defined benefit or retiree medical plans, programs, agreements and arrangements, Buyer and the Company shall credit each Continuing Employee with his or her years of service with the Company, the Company’s Subsidiaries and any predecessor entities, to the same extent as such Continuing Employee was entitled immediately prior to the Closing to credit for such service under any similar Benefit Plan or if no such Benefit Plan was in effect, to the extent permitted under the applicable Buyer Plan; provided, however, that no such service shall be credited to the extent that it would result in a duplication of benefits with respect to the same period of service. In addition, Buyer, the Company or any of their respective Subsidiaries will cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Buyer Plans, (ii) for purposes of each Buyer Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, all pre-existing condition exclusions and actively-at-work requirements of such Buyer Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Benefit Plans in which such Continuing Employee participated immediately prior to the Closing, and (iii) for the plan year in which the Closing occurs, the crediting of each Continuing Employee with any co-payments, deductibles and out-of-pocket expenses paid prior to the Effective Time in satisfying any applicable co-payments, deductibles or out-of-pocket requirements under any Buyer Plan.

(c) Except as set forth in the Transition Services Agreement, Buyer shall be responsible for any severance compensation or termination benefits payable to any Company Employee who is terminated by Buyer or its Affiliates (including the Company and its Subsidiaries) following the Closing.

(d) Seller shall be responsible for any severance, change-in-control, retention, transaction, termination, incentive, bonus or similar amounts, if any, payable to any Company Employee solely as a result of the consummation of the Closing, including the employer portion of the Taxes due thereon, and not resulting from the termination of such Company’s Employee’s employment with the Company and its Subsidiaries following the Closing.

(e) The parties hereto acknowledge and agree that all provisions contained in this Section 7.9 with respect to Continuing Employees (i) are included for the sole benefit of the respective parties hereto and shall not create any right (A) in any other person, including any employees, former employees, any participant or any beneficiary thereof in any Benefit Plan or Buyer Plan, or (B) to continued employment with the Company, any of the Company’s Subsidiaries or Buyer or any of its Affiliates and (ii) shall not be treated as an amendment or other modification of any Benefit Plan or Buyer Plan. After the Effective Time, nothing contained in this Section 7.9 shall interfere with the right of the Company, Buyer or any of their respective Affiliates to amend, modify or terminate any Benefit Plan or Buyer Plan (subject, in each case, to the provisions of Sections 7.9(a) and 7.9(b) above) or to terminate the employment of any Continuing Employee for any reason.

7.10 Buyer Financing.

(a) Buyer shall (i) use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Financing described in the Commitment Letters on the terms and conditions described in the Commitment Letters (including the exercise of so-called “flex” provisions in the fee letter related to the Secured Debt Commitment Letter) as promptly as practicable (taking into account the Marketing Period), including using reasonable best efforts to (A) maintain in full force and effect the Commitment Letters until consummation of the transactions contemplated by this Agreement and to negotiate and execute definitive agreements with respect to the Financing on the terms contained in the Commitment Letters (including any “flex” provisions applicable to the Secured Debt Commitment Letter) or on other terms that are no less favorable to Buyer than those contained in the Commitment Letters (including any “flex” provisions applicable to the Secured Debt Commitment Letter), which terms shall not in any respect expand on the conditions to the funding of the Financing at the Closing or reduce the aggregate amount of the Financing available to be funded on the Closing Date below the amount necessary to consummate the transactions contemplated hereby (the “Financing Agreements”), (B) satisfy on a timely basis (taking into account the expected timing of the Marketing Period) (or obtain the waiver of) all conditions and covenants applicable to Buyer in the Commitment Letters and such Financing Agreements that are to be satisfied by Buyer, if the conditions to the Financing have been satisfied, and to consummate the Financing at or prior to the Closing, including by taking enforcement action (including through litigation pursued in good faith) to cause the Financing Sources, lenders and other Persons committing to provide the Financing to comply with their obligations under the Commitment Letters and the Financing Agreements and to fund such Financing at Closing, (C) fully enforce its rights under the Commitment Letters and the Financing Agreements and (ii) comply with its obligations under the Commitment Letters and the Financing Agreements to the extent the failure to comply with such obligations would adversely impact the amount or timing of the Financing (taking into account the expected timing of the Marketing Period) or the availability of the Financing at Closing. Buyer shall keep the Company informed on a reasonably current basis in reasonable detail of any material developments concerning the status of the Financing which impact the availability of the Financing.

(b) In the event any portion of the Financing becomes unavailable on the terms and conditions (including any “flex” provisions applicable thereto) contemplated in any Commitment Letter, Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing from alternative sources in an amount sufficient, when added to the portion of the Financing that is available and Cash on Hand and the other cash available to Buyer and its Affiliates, to consummate the transactions contemplated by this Agreement and to pay all related fees and expenses (“Alternative Financing”) as promptly as practicable following the occurrence of such event (taking into account the Marketing Period) and to obtain, and when obtained, to provide the Company with a copy of, new financing commitment(s) that provides for such Alternative Financing (the “Alternative Financing Commitment Letter”); provided, that in no event shall the Buyer be obligated to accept or pursue any Alternative Financing if it is materially less favorable in any respect than the Debt Financing contemplated by the Debt Commitment Letters. The provisions of this Section 7.10 and Section 7.11 shall be applicable to the Alternative Financing and, if applicable, any reference in this Agreement to “Financing” shall include “Alternative Financing”, any reference to “Commitment Letters” shall include the “Alternative Financing Commitment Letter” and any references to “Financing Agreements” shall include the definitive documentation relating to any such Alternative Financing. Notwithstanding anything to the contrary contained herein, in no event shall Buyer be required pursuant to this Agreement to agree to pay to the Financing Sources providing the Financing any additional fees or to increase any interest rates applicable to the Financing, except as expressly required pursuant to the Commitment Letters in existence as of the date hereof or in the associated fee letter referenced therein or related thereto.

(c) Buyer shall promptly (and, in any event, within two (2) Business Days of knowledge thereof) notify the Company in writing (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Commitment Letters or any Financing Agreement, if such breach or default would reasonably be expected to result in a material delay of, or in any way materially limit, the availability of the Financing, (ii) of the receipt by Buyer or any of its Affiliates or Representatives of any written notice or other written communication from any Financing Source with respect to any (A) actual or alleged breach, default, termination or repudiation by any party to the Commitment Letters or any

Financing Agreement or any provision of the Financing contemplated pursuant to the Commitment Letters or any Financing Agreement (including any proposal by any Financing Source to withdraw, terminate or make a material change in the terms of (including the amount of Financing contemplated by) the Commitment Letters) or (B) material dispute or disagreement between or among any parties to any Commitment Letter or any Financing Agreement (other than ordinary course negotiations) with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, in each case, that would make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) less likely to occur or materially delay the availability of the Financing, and (iii) if for any reason Buyer believes in good faith that there is a material possibility that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Commitment Letters or the Financing Agreements and (iv) of the termination or expiration of any Commitment Letter or any Financing Agreement.

(d) Buyer shall not permit or consent to (i) any amendment, supplement or modification being made to any Commitment Letter if such amendment, supplement or modification would (A) change, expand or impose new conditions precedent to the funding of the Financing from those set forth therein on the date hereof, (B) change the timing of the funding of the Financing thereunder in a manner reasonably expected to impair, delay or prevent the availability of all or a portion of the Financing or the consummation of the transactions contemplated by this Agreement, (C) reduce the aggregate cash amount of the Financing (including by changing the amount of fees to be paid or original issue discount of the Financing (except as set forth in any “flex” provisions existing on the date hereof) to an amount less than the amount required to consummate the transactions contemplated hereby or (D) otherwise adversely affect the ability of Buyer to consummate the transactions contemplated by this Agreement or the timing of the Closing (collectively, the “Restricted Commitment Letter Amendments”) (provided, that Buyer may amend the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letters as of the date hereof (but not to make any other prohibited changes)) or (ii) early termination of any Commitment Letter. For purposes of this Agreement, references to any “Commitment Letter” shall include such document as permitted or required by this Section 7.10 to be amended, modified or waived, in each case from and after such amendment, modification or waiver.

7.11 Financing Assistance.

(a) Prior to the Closing, the Company shall provide, and shall cause the Company’s Subsidiaries to provide, and shall use reasonable best efforts to cause its and their officers, directors and employees to provide, and shall use its reasonable best efforts to direct its and their accountants, legal counsel and other Representatives to provide, at Buyer’s sole cost and expense, as promptly as reasonably practicable all cooperation as may be reasonably requested by Buyer in connection with arranging, obtaining and syndicating the Financing, causing the conditions in the Commitment Letters to be satisfied, including (i) furnishing to Buyer and its Financing Sources as promptly as reasonably practicable the Required Information, (ii) reasonably cooperating with Buyer and the Financing Sources in the preparation of Offering Documents (and any supplements thereto), (iii) reasonably cooperating with the marketing and rating agency efforts of Buyer and the Financing Sources with respect to the Financing, including reasonably cooperating in the preparation of any bank information memoranda and materials for ratings agencies and direct contact between appropriate members of senior management and Representatives of the Company and its Subsidiaries and potential lenders and investors in the Financing, in each case, only to the extent customarily needed for financings of the type contemplated by the Commitment Letters, (iv) providing Buyer at least three (3) Business Days before the Closing Date all documentation and other information with respect to the Company and its Subsidiaries as shall have been reasonably requested in writing by Buyer at least eight (8) Business Days prior to the Closing Date that is required in connection with the Debt Financing by U.S. regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act, and that are required by Section 6 of Exhibit D of the Secured Debt Commitment Letter and Section 4 of Exhibit C of the Unsecured Debt Commitment Letter, (v) facilitating the pledging of collateral substantially concurrently with the Closing, including obtaining such documentation and/or taking such steps (including lien searches, payoff letters, lien releases and instruments of termination or discharge) reasonably requested by Buyer in order to release all Liens over the properties and assets of the Company and taking reasonable actions necessary to permit the Financing Sources to evaluate the Company’s assets for the purposes of establishing collateral arrangements, (vi) having appropriate members of senior management, with appropriate seniority and expertise of the Company and its subsidiaries, and certain Representatives of the Company and its Subsidiaries participate at reasonable times in a commercially reasonable number of meetings (including customary one-on-one meetings), presentations, road shows, and rating agency sessions, in each case, upon reasonable advance notice, (vii) causing the execution and delivery of such documents as Buyer may reasonably request (including corporate actions) from those directors, members and officers of the Company and its Subsidiaries (including (x) a certificate of the chief financial officer of the Company with respect to solvency matters as of the Closing, on a pro forma basis in the form attached to each Debt Commitment Letter (or substantially similar provisions in any Alternative Financing) (y) signing resolutions or taking similar actions approving the Debt Financing and (z) the Authorization Letters), (viii) facilitating the execution and delivery at the Closing of such definitive documents as Buyer may reasonably request (including guarantee and security documents) related to the Debt Financing on the terms contemplated by the Debt Commitment Letters, (ix) reasonably cooperating with Buyer’s legal counsel in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Financing, (x) using reasonable best efforts to assist the Financing Sources in benefiting from the existing lending relationships of the Company and its Subsidiaries, (xi) reasonably cooperating with Buyer to the extent within the control of the Company and its Subsidiaries, and taking all organizational actions, subject to the occurrence of the Effective Time, reasonably requested by Buyer to permit the consummation of the Financing, and (xii) cooperating with the Financing Sources requests for due diligence to the extent customary and reasonable. Notwithstanding the foregoing, (A) such requested cooperation shall not unreasonably interfere with the business or the ongoing operations of the Company and/or the Company’s Subsidiaries, (B) nothing in this Section 7.11 shall require cooperation to the extent that it would (x) cause any condition to the Closing set forth in Section 8.1 to not be satisfied or otherwise cause any breach of this Agreement or (y) reasonably be expected to conflict with or violate the Company’s organizational documents or any Law, or result in the contravention of, or result in a violation or breach or default under, any Material Contract, (C) neither the Company nor any of the Company’s Subsidiaries shall be required to pay any commitment or other similar fee or incur prior to the Closing or incur or assume any other Liability or obligation in connection with the financings contemplated by the Debt Commitment Letters or the Debt Financing prior to the Closing, (D) prior to the Closing, none of the directors or managers of the Company, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, document or instrument, including any Debt Financing Agreement, with respect to the Debt Financing or adopt any resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained that would become operative prior to the Closing and (E) none of the Company, the Company’s Subsidiaries or their respective managing members, directors, managers, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument, including any Debt Financing Agreement, with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing and the managing members, directors and managers of the Company’s Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, in each case which are effective prior to the Closing. The Company hereby consents to the use of its and the Company’s Subsidiaries’ logos in connection with the Financing contemplated by the Commitment Letters; provided, that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or the Company’s Subsidiaries.

(b) Except to the extent conditioned on the Closing, none of the Company, the Company’s Subsidiaries and their respective partners, members, directors, managers, officers, employees, accountants, legal counsel and other Representatives shall be required to take any action that would subject such Person to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Debt Financing or their performance of their respective obligations under this Section 7.11 and any information utilized in connection therewith. The Company and its Affiliates shall not have any liability to Buyer in respect of any financial information or data or other information provided pursuant to this Section 7.11. Buyer shall indemnify, defend and hold harmless each of the Company, the Company’s Subsidiaries and their respective partners, members, directors, managers, officers, employees, accountants, legal counsel and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Debt Financing and the performance of their respective obligations under this Section 7.11 and any information utilized in connection therewith. Buyer shall, promptly upon request of the Company, reimburse the Company and the Company’s Subsidiaries for all out-of-pocket costs and expenses incurred by the Company or its Subsidiaries (including those of its accountants, consultants, legal counsel, agents and other Representatives) in connection with the cooperation required by this Section 7.11. For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 7.11 and as otherwise set forth in this Agreement represent the sole obligation of the Company, the Company’s Subsidiaries and their respective partners, members, directors, managers, officers, employees, accountants, legal counsel and other Representatives with respect to cooperation in connection with the arrangement of the Debt Financing.

7.12 Exclusivity. From the date hereof until the earlier of (x) the date this Agreement is terminated pursuant to Article IX and (y) the Closing Date, the Public Company shall not, and shall cause its Affiliates and its and their Representatives not to, solicit, encourage, initiate or enter into negotiations or any agreement regarding the terms of any sale of securities of the Company or its Subsidiaries or any sale of material assets of the Company and/or the Company’s Subsidiaries (except for sales or dispositions of obsolete or worn-out inventory and assets in the ordinary course of business) (a “Competing Transaction”), whether such transaction takes the form of a sale of stock, merger, reorganization, recapitalization, sale of assets or otherwise, with any Person other than Buyer, its Affiliates and its Representatives.

7.13 FIRPTA Certificate. The Company shall deliver to Buyer at Closing a certificate in the form of Exhibit B attached hereto, duly executed and acknowledged, certifying any facts that would exempt the transactions contemplated hereby from withholding pursuant to Section 1445 of the Code and the Treasury regulations thereunder.

7.14 Resignation of Company Directors and Officers. To the extent requested in writing by Buyer no less than ten (10) Business Days prior to the Closing Date, the Company shall use its reasonable best efforts to deliver to Buyer prior to the Closing written resignations of each director and officer of the Company and its Subsidiaries, which resignations shall be effective as of the Closing.

7.15 Transition Services Agreement. At the Closing, each of Buyer and the Public Company shall duly execute and deliver to the other the Transition Services Agreement in substantially the form attached hereto as Exhibit C.

7.16 Tax Matters.

(a) Straddle Periods. For purposes of this Agreement, whenever it is necessary to determine the liability for Taxes of the Company and its Subsidiaries for any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the determination of the Taxes of the Company and its Subsidiaries for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit, and state and local apportionment factors of the Company and its Subsidiaries for the Straddle Period, shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the books of the Company and its Subsidiaries were closed at the close of the Closing Date. However, (i) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, and (ii) periodic taxes such as real and personal property taxes, shall be apportioned ratably between such periods on a daily basis. For the avoidance of doubt, any estimated or prepaid Taxes paid by or with respect to the Company or its Subsidiaries to a Governmental Authority prior to the Closing Date in respect of any Pre-Closing Tax Period or Straddle Period shall be for the account of the Seller and shall reduce the amount of Taxes Buyer is entitled to receive pursuant to Article IX.

(b) Responsibility for Filing Tax Returns.

(i) The Public Company shall include the income of the Company and its Subsidiaries for taxable years (or portions thereof) ending on or before the Closing Date (including any deferred intercompany items described in Treasury Regulations Section 1.1502-13 and any excess loss accounts taken into income under Treasury Regulations Section 1.1502-19) in the Tax Returns of any Public Company Group and shall pay any Taxes attributable to such income. The Seller shall prepare and timely file, or cause to be prepared and timely filed, (A) all Tax Returns with respect to any Public Company Group for taxable years or periods ending before or including the Closing Date (collectively, the “Public Company Group Returns”), (B) all other income Tax Returns required to be filed by the Company or any of its Subsidiaries with respect to taxable years or periods ending on or before the Closing Date, and (C) all other Tax Returns required to be filed by the Company or any of its Subsidiaries that are due prior to the Closing Date (those returns described in clauses (B) and (C), collectively, the “Seller Prepared Returns”). All Public Company Group Returns (to the extent reporting the operations of the Company and its Subsidiaries) and Seller Prepared Returns shall be prepared in a manner consistent with past practice and, not less than sixty (60) days prior to their due date (after applicable extensions), all Seller Prepared Returns shall be submitted for Buyer’s review. Buyer acknowledges that, to the extent permissible under applicable Law, (i) any items described in the definition of Transaction Tax Deductions shall be deducted for income tax purposes on the Public Company Group Returns for the portion of the U.S. federal income tax period of the Company and its Subsidiaries ending on the Closing Date and, accordingly, shall be for the benefit of the Public Company, and (ii) the Company shall make the election under Revenue Procedure 2011-29 with respect to the U.S. federal income tax period ending on the Closing Date to apply the seventy percent (70%) safe harbor to any “success-based fee” as defined in Treasury Regulations Section 1.263(a)-5(f). To the extent the Company or any of its Subsidiaries is required to file any Seller Prepared Returns after the Closing Date, the Buyer shall cause such Tax Returns to be properly and timely filed. The Seller shall timely pay, or cause to be timely paid, all Taxes due with respect to any Public Company Group Returns or Seller Prepared Returns to the extent such Taxes were not taken into account in the determination of Final Transaction Consideration.

(ii) The Buyer shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Company and its Subsidiaries other than the Public Company Group Returns and the Seller Prepared Returns. All Tax Returns to be filed by Buyer pursuant to this Section 7.16(b)(ii) covering a Pre-Closing Tax Period shall be prepared in a manner consistent with past practice and, not less than sixty (60) days prior to their due date (after applicable extensions), shall be submitted for Seller’s review and comment. Buyer shall make any changes reasonably requested by Seller with respect to any such Tax Return with respect to a Pre-Closing Tax Period. Upon written request, the Seller shall promptly reimburse the Buyer for Taxes for which the Seller is liable pursuant to Section 10.3(a)(iii) but which are payable with any Tax Return filed by Buyer pursuant to this Section 7.16(b).

(c) Amendments. To the extent it would increase the amount of any Tax liability subject to indemnification pursuant to Section 10.3(a) of this Agreement, Buyer shall not, and shall not cause or permit the Company or any of its Subsidiaries to, (a) file, amend or otherwise modify any Tax Returns of the Company or its Subsidiaries filed with respect to any Pre-Closing Tax Period or Straddle Period except as expressly provided in Section 7.16(b)(ii), (b) make or change any Tax election with respect to, or that has retroactive effect to, any Pre-Closing Tax Period or Straddle Period of the Company or its Subsidiaries, (c) voluntarily approach any Governmental Authority with respect to any Pre-Closing Tax Period or Straddle Period of the Company or its Subsidiaries, or (d) extend or waive any statute of limitations with respect to any Pre-Closing Tax Period or Straddle Period of the Company or its Subsidiaries, in each case without the prior written consent of the Seller, which consent shall not be unreasonably withheld, conditioned or delayed, or except as required by Law or in the ordinary course of business.

(d) Tax Proceedings.

(i) In the event that Buyer or any of its Affiliates (including the Company and its Subsidiaries following the Closing) receives notice from any Governmental Authority of any pending or threatened audit, assessment, inquiry or claim (a “Tax Claim”) in respect of any (i) Seller Prepared Return or (ii) any other Tax Return if such other Tax Return could result in payment of a Tax liability subject to indemnification pursuant to Section 10.3(a) of this Agreement, Buyer shall promptly provide written notice to Seller no later than twenty (20) days following the receipt by Buyer or its Affiliates of any such notice. In the event that the Seller receives notice from any Governmental Authority of any Tax Claim in respect of any Tax Return or Taxes of the Company or any of its Subsidiaries, the Seller shall promptly provide written notice to Buyer no later than twenty (20) days following the receipt by the Seller of any such notice. Notwithstanding the foregoing, in each case, the rights of the respective parties pursuant to this Agreement shall not be adversely affected by the failure to timely provide such notice, unless such failure actually and materially prejudices the other party in the defense of such Tax Claim.

(ii) Seller shall have the sole right, at its cost and expense, to control, defend, prosecute, settle and compromise any Tax Claim with respect to any Public Company Group Return.

(iii) Seller shall, at the cost and expense of Seller, have the right (but not the obligation) to control, defend, prosecute, settle and compromise any Tax Claim with respect to (i) any Seller Prepared Return and (ii) any other Tax Return of the Company or its Subsidiaries that relates solely to a Pre-Closing Tax Period to the extent such Tax Claim in respect of such other Tax Return could result in a Tax liability subject to indemnification pursuant to Section 10.3 of this Agreement, provided, however, that Buyer shall, at its cost and expense, be entitled to participate in such defense. Buyer shall have the right to control, defend, prosecute, settle and compromise any Tax Claim with respect to any Tax Return of the Company or its Subsidiaries that the Seller does not elect to control, or is not entitled to control, pursuant to the preceding sentence, provided, however, that the Seller shall, at its cost and expense, be entitled to participate in such defense to the extent such Tax Claim relates to a Straddle Period. The Seller shall not settle or compromise any Tax Claim it controls pursuant to this Section 7.16(d)(iii) without Buyer’s consent, which shall not be unreasonably withheld, conditioned or delayed, if such settlement could adversely affect Buyer’s (or its Affiliate’s, including the Company’s or any of its Subsidiaries’ for tax periods other than Pre-Closing Tax Periods) liability for Taxes. Buyer shall not settle or compromise any Tax Claim it controls pursuant to this Section 7.16(d)(iii) without the Seller’s consent, which shall not be unreasonably withheld, conditioned or delayed, if such settlement could adversely affect Seller’s (or its Affiliate’s, including the Company’s or any of its Subsidiaries’ for Pre-Closing Tax Periods) liability for Taxes (including any direct or indirect indemnification obligation under this Agreement). This Section 7.16(d) shall supersede anything to the contrary in Section 10.3.

(e) Tax Refunds. Any Tax refunds that are received by Buyer, the Company or its Subsidiaries, and any amounts credited against any Tax of Buyer, the Company or any of its Subsidiaries to which Buyer or any such entity become entitled to realize, in each case that relate to Tax liabilities for Pre-Closing Tax Periods subject to indemnification pursuant to Section 10.3, shall be for the account of the Seller, except to the extent any such refund or credit arises as a result of the carryback of a loss sustained in a taxable period other than a Pre-Closing Tax Period. Buyer shall, and shall cause the Company to, cooperate, as reasonably requested by the Seller, in obtaining any Tax refund described in the preceding sentence, including, but not limited to, by filing appropriate forms with the applicable Governmental Authority. Buyer shall pay over to the Seller any such Tax refunds or amounts of any such credit, net of Taxes and reasonable fees or expenses incurred by Buyer, the Company or the Subsidiaries in obtaining such refund or credit, within fourteen (14) Business Days after actual receipt or realization thereto.

(f) Tax Sharing Agreements. Any Tax sharing agreements between the Seller and its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company or any of its Subsidiaries, on the other hand, shall be terminated so that neither the Company nor any of its Subsidiaries has any rights or obligations thereunder after the Closing

(g) Cooperation. The parties shall cooperate fully in connection with any Tax matters relating to the Company and its Subsidiaries (including by the provision of reasonably requested relevant records or information).

(h) Reduction of Attributes. To the extent that any member of any Public Company Group recognizes a loss on the sale of the Company and its Subsidiaries as a result of any transaction contemplated herein, the Seller will take action as necessary to ensure that no Tax attributes of the Company or any of its Subsidiaries are reduced by reason of Treasury Regulation Section 1.1502-36 or any similar provision of state, local or foreign Law.

7.17 Restrictive Covenants.

(a) For a period of five (5) years from and after the Closing Date (the “Restricted Period”), the Public Company shall not, and shall cause its Affiliates not to, directly or indirectly engage in any business substantially similar to or that otherwise competes with the Company or its Subsidiaries anywhere in the world, or own the Equity Interests of, manage, operate or control, any Person that engages in a business substantially similar to or that otherwise competes with the Company or its Subsidiaries (the “Restricted Business”).

(b) Notwithstanding the foregoing, this Section 7.17 shall not operate to prevent or restrict the direct or indirect acquisition by the Public Company or any of its Affiliates (through acquisition, merger or other strategic transaction) of an interest in any Person that engages in the Restricted Business and either (i) such Person does not have consolidated total annual gross revenues derived from the Restricted Business (at the time of the completion of such investment or acquisition) in excess of 10% of the consolidated total annual gross revenue of the Company and its Subsidiaries for the fiscal year ending prior to the Closing Date or (ii) the Public Company’s and Affiliates’ voting ownership interest in such Person does not exceed 25% in the aggregate.

(c) During the Restricted Period, the Public Company agrees that none of the Public Company or any of its Affiliates will, directly or indirectly, (i) hire (whether as an employee, consultant or otherwise) or (ii) solicit or induce to leave the employment of the Company or its Subsidiaries or violate the terms of their contracts, or any employment arrangements (and, during the period prior to the Closing, the Public Company shall and shall cause its Affiliates not to solicit or induce any Continuing Employee to leave the employment of the Company or its Subsidiaries), any (x) director, officer or employee of the company or its Subsidiaries employed by Buyer or any of its Affiliates with the title of Vice President or higher or (y) any other Continuing Employee or employee, representative or agent of the Company or its Subsidiaries employed by Buyer or any of its Affiliates (provided that, the foregoing shall not apply to the solicitation or hiring of (I) any such Persons described in the preceding clause (y) whose employment has been terminated by Buyer or any of its Affiliates and (II) any such Persons described in the preceding clause (y) who respond to general solicitations of employment not specifically directed toward employees of Buyer or any of its Affiliates).

(d) During the Restricted Period, the Public Company agrees, and agrees to cause its Affiliates and its and their respective officers, directors, managers, employees, and other Representatives, to keep confidential and not disclose any Confidential Information regarding the Company and its Subsidiaries; provided, however, that such Persons shall not be required to maintain as confidential any Confidential Information (i) that becomes generally available to the public other than as a result of disclosure by such Person or any of their Affiliates or Representatives in breach hereof, (ii) that is required to be disclosed pursuant to the terms of a valid subpoena or any order, judgment, injunction, decree, stipulation, audit, requirement or determination issued, promulgated or entered by or with any Governmental Authority or other requirement of Law; it being agreed that the disclosing party will use its reasonable best efforts to provide reasonable advance notice (to the extent practicable) to Buyer and use reasonable best efforts to assist Buyer in obtaining confidential treatment of such information to the extent possible, or (iii) in any dispute under this letter agreement or any Transaction Document or to assert any right of such Person hereunder or thereunder. “Confidential Information” means all documents, books, records, processes, product developments, customer lists, trade secrets and other information of a confidential or proprietary nature and including written information and information transferred or obtained orally, visually, electronically or by any other means, to the extent relating to the business, products or services of the Company or its Subsidiaries.

(e) The Public Company acknowledges and agrees that its obligations set forth in this Section 7.19 are an essential element of this Agreement and that, but for the agreement of the Public Company in this Section 7.19, Buyer would not have entered into this Agreement. Each of the Public Company and Buyer acknowledges and agrees that the undertakings of the Public Company in this Section 7.19 constitute an independent covenant of the Public Company and shall not be affected by the performance or nonperformance by any party hereto of any other term or provision of this Agreement. Each of the Public Company and Buyer acknowledges that it has consulted with its own counsel with regard to this Section 7.19 and, after such consultation, agrees that the obligations of the Public Company set forth in this Section 7.19 are reasonable and proper, have been negotiated fully and fairly and represent an agreement based on the totality of the Transactions.

7.18 Repayment of Indebtedness. Seller shall cause all Indebtedness, if any, of the Company and its Subsidiaries of the type specified in clauses (i), (ii) and (solely to the extent related to clause (i) or (ii)) clause (vii) of the definition thereof to be paid off, extinguished or otherwise terminated and all Liens on any assets and Equity Interests of the Company or its Subsidiaries relating to any such Indebtedness to be released at or prior to the Closing Date. On or prior to the Closing Date, the Company shall deliver to Buyer payoff letters, duly executed by the applicable lenders, with respect to all Indebtedness, if any, of the type specified in clauses (i), (ii) and (solely to the extent related to clause (i) or (ii)) clause (vii) of the definition thereof, in a form and substance reasonably acceptable to Buyer which (A) correctly states the amount, including any applicable premiums or fees and expenses necessary to repay such Indebtedness and completely discharge the obligations with respect thereto (other than any contingent obligations under indemnification and expense reimbursement provisions for which no claim has been made that expressly survive the repayment in full of such Indebtedness by the terms thereof) and (B) acknowledges that, subject to the repayment of the aggregate principal amount outstanding thereunder, together with all interest accrued thereon and any other fees or expenses payable thereunder, (x) such debt instrument, credit facility or other instrument will automatically, without any further action, be terminated, (y) any and all Liens relating to such debt instrument, credit facility, or other instrument will automatically, without any further action, be released and (z) the Company and its Subsidiaries will automatically, without any further action, be released from any and all Liabilities with regards to such debt instrument, credit facility, or other instrument. In the event the Company and its Subsidiaries have no Indebtedness of the type specified in clauses (i), (ii) and (solely to the extent related to clause (i) or (ii)) clause (vii) of the definition thereof as of the Closing, the Seller shall deliver to Buyer a certificate to that effect.

7.19 Intercompany Accounts. On or prior to the Closing Date, all intercompany accounts, intercompany agreements and other intercompany Liabilities except for those accounts and agreements listed on Section 7.19 of the Company Disclosure Schedule between Seller or its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and its Subsidiaries, on the other hand, shall be settled or otherwise eliminated without any further Liability to the Company or its Subsidiaries.

7.20 Enforcement of NDAs. Following the Closing Date, the Public Company shall, at Buyer’s request, use commercially reasonable efforts to enforce (with Buyer responsible for any out-of-pocket-expenses or liabilities incurred in connection therewith) any confidentiality, non-solicitation or similar agreements between the Public Company and any other Person that were entered into in connection with or relating to a Competing Transaction.

7.21 Insurance.

(a) On or before the Closing Date, or as promptly thereafter as is practicable, Buyer shall arrange for one or more licensed insurance companies (including, at Buyer’s option, Affiliates of Buyer that are licensed captive insurance companies) (the “Assuming Insurer”) to enter into a Loss Portfolio Transfer and Assumption Reinsurance Agreement and an Assumption and Novation Agreement with Seller and its captive insurance company Affiliates (the “Ceding Insurer”) pursuant to which the Ceding Insurer will transfer, and the Assuming Insurer will assume (such transfer and assumption to be effective no earlier than immediately after the Closing, 100% of the liabilities and obligations under policies issued by the Ceding Insurer to the Company and its Subsidiaries. In connection with such transfer and assumption, (i) Ceding Insurer shall transfer to Assuming Insurer all rights to claim files and miscellaneous personalty that Ceding Insurer may have with respect to the policies assumed by Assuming Insurer and (ii) Ceding Insurer shall pay to Assuming Insurer, in cash or marketable securities, an amount equal to the reserves held by the Ceding Insurer as of the Closing Date with respect to the policies transferred to Assuming Insurer, the adequacy of such reserves to be verified by an independent actuarial firm mutually agreed upon by Buyer and the Public Company. If the independent actuarial firm determines that the reserves are inadequate, the Ceding Insurer shall transfer a sufficient amount additional cash or marketable securities to the Assuming Insurer to enable the independent actuarial firm to determine that the reserves are adequate. The cost of the independent actuarial firm shall be split 50-50 between Buyer and Seller.

(b) For claims against third party insurers that relate to the period prior to the Closing Date, the Public Company shall, at Buyer’s request and at Buyer’s sole expense, make a claim for coverage by or on behalf of the Company or its Subsidiaries under any third party insurance coverages maintained or arranged by the Public Company, the Company or their Affiliates (other than coverages provided by the Ceding Insurer) that provide the Company or its Subsidiaries with insurance coverage with respect to claims arising from facts, events or circumstances that occurred or were alleged to have occurred at or prior to the Closing, and the Public Company will, and will cause its Affiliates to, take no action to exclude or remove the Company or its Subsidiaries from coverage under any such insurance coverages with respect to facts, events or circumstances that occurred or were alleged to have occurred at or prior to the Closing. The Public Company shall cooperate with Buyer in and use reasonable best efforts to pursue the collection of all such insurance proceeds in respect of claims made by the Company or its Subsidiaries, at Buyer’s and the Company’s sole expense. Any proceeds received by Seller or its Affiliates in respect of such claim shall be promptly turned over by the Public Company or such Affiliate to the Company and until such time such proceeds will be held by the Public Company or such of its Affiliates in trust for the Company. The Public Company shall promptly notify Buyer if the coverage (including with respect to pending but unpaid claims) under any of the foregoing policies is depleted, regardless of the reason for such depletion.

7.22 Intellectual Property Matters.

(a) Effective as of the Closing Date, the Public Company, on behalf of itself and its Affiliates, hereby agrees and covenants that none of them will bring or threaten to bring any Action against the Buyer or its Affiliates (including the Company and its Subsidiaries following the Closing) alleging that the current and future operation of its and their businesses infringes, misappropriates or violates any Intellectual Property (other than Trademarks) that is both (a) owned by the Public Company or its Affiliates (other than the Company and its Subsidiaries) as of or prior to the Closing Date and (b) used by the Company and its Subsidiaries as of or prior to the Closing Date. The Buyer and its Affiliates may (x) extend this covenant to its and their vendors, contractors, service providers, distributors, customers and end-users in connection with the businesses of the Buyer or its Affiliates, but not for the independent and unrelated use of such Persons and (y) assign this covenant, in whole or in part, in connection with a change of control, merger, reorganization or sale of one or more businesses or product lines to which this covenant relates.

(b) The Public Company agrees that the Company and its Subsidiaries may make reference to the Public Company’s and its Subsidiaries’ Trademarks in historical, tax, employment or similar records, as required by any applicable Laws or as otherwise reasonably necessary or appropriate to describe their historical relationship.

7.23 Transfer of Assets and Liabilities.

(a) Prior to the Closing, the Public Company shall take, or cause to be taken, such action as is necessary or appropriate to transfer, assign or convey the assets, rights, properties and Liabilities of the Business owned or held by the Public Company or its Subsidiaries (other than the Company or its Subsidiaries) set forth in Section 7.23(a) of the Company Disclosure Schedule (the “Transferred Assets and Liabilities”) to the Company or its Subsidiaries in the manner set forth in Section 7.23(a) of the Company Disclosure Schedule such that, as of the Closing, the Transferred Assets and Liabilities will be owned, held and assumed by the Company or its Subsidiaries; provided that, at Buyer’s reasonable request, those Transferred Assets and Liabilities covered by the request shall instead be transferred at the Closing to one or more Affiliates of Buyer identified by Buyer.

(b) Except as otherwise contemplated herein or in the Transition Services Agreement, in the event that, at any time or from time to time (whether prior to, at or after the Closing Date), (i) Public Company or its Subsidiaries (other than the Company and its Subsidiaries) shall receive or otherwise possess any asset that is used primarily in or for the Business or (ii) Buyer or its Subsidiaries (including the Company and its Subsidiaries) shall receive or otherwise possess any asset that is used primarily in the business of Seller and its Subsidiaries (other than the Company and its Subsidiaries), the first Party shall promptly transfer, or cause its Subsidiary to transfer, such asset to the other Party or its Subsidiary or designee and such Party or such Party’s Subsidiary or designee shall accept such asset.

(c) Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not constitute an agreement to assign or transfer any Transferred Assets and Liabilities or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment, transfer or assumption thereof, without the authorization, approval, consent or waiver of a third party (including any Governmental Authority), would constitute a breach or other contravention thereof or a violation of applicable Law. Subject to Section 7.4, the Public Company will use its commercially reasonable efforts to obtain any authorization, approval, consent or waiver necessary for the transfer or assignment of any such Transferred Assets and Liabilities, claim, right or benefit to Buyer. Notwithstanding anything to the contrary herein, neither the Public Company nor any of its Affiliates shall be required to compensate any third party, commence or participate in any Action or offer or grant any accommodation (financial or otherwise) to any third party in connection with the Public Company’s obligations under this Section 7.23(b).    If, on the Closing Date, any such authorization, approval, consent or waiver has not been obtained with respect to any Transferred Assets and Liabilities, or if an attempted transfer or assignment thereof would be ineffective or a violation of applicable Law, then, after the Closing Date, subject to Section 7.4, (1) the Public Company will continue to use commercially reasonable efforts to obtain any such authorization, approval, consent or waiver which has not been, but which may still be, obtained with respect to such Transferred Assets and Liabilities and (2) the Public Company and Buyer will cooperate in a mutually agreeable arrangement (a) under which Buyer would, in compliance with Law, obtain the benefits and assume the obligations and bear the economic burdens associated with such Transferred Assets and Liabilities, claim, right or benefit in accordance with this Agreement, including subcontracting, sublicensing or subleasing to Buyer or (b) under which the Public Company would enforce for the benefit (and at the expense) of Buyer any and all of the Public Company’s or its Subsidiaries’ rights against a third party (including any Governmental Authority) associated with such Transferred Assets and Liabilities, claim, right or benefit (collectively, “Third Party Rights”), and the Public Company would promptly pay to Buyer when received all monies received by them under such Transferred Assets and Liabilities, claim, right or benefit (net of the Public Company’s and its Subsidiaries’ expenses incurred in connection with any assignment contemplated by this Section 7.23(b).

(d) Seller and Buyer shall negotiate in good faith to reach an agreement to relocate the Company’s employees who are currently located in Seller’s facilities in Pensacola, Florida and Dallas, Texas to facilities owned or leased by the Company in those locations, such relocation to occur as soon as practicable following the date of this Agreement, but in any event prior to the Closing.

(e) Prior to the Closing, Seller and Buyer shall enter into an agreement, effective as of the Closing, for the property located at Suite Numbers 1300, 1400 and 1500 comprising the entire 13th, 14th and 15th floors of the building at 6363 South Fiddler’s Green Circle, Greenwood Village, Colorado, 80111 on the terms set forth in Section 7.23(e) of the Company Disclosure Schedule.

(f) On or before the Closing, Public Company and its Subsidiaries will take such steps as are necessary to transfer the employment of the Shared Services Employees to the Company and its Subsidiaries.

(g) On or before the Closing Date, the Public Company shall take, or cause to be taken, such action as is necessary or appropriate to establish local facility (non-data center) standalone networking capabilities, and local facility infrastructure services capabilities (including servers, storage and backup equipment not associated with enterprise shared infrastructure and assets related thereto) (“IT Operations”) at Company locations, including Company facilities and individual offices, so that the Company can support its own IT Operations from the Closing Date, excluding current shared locations where resources supporting both companies continue to provide services for both companies including but not limited to the Denver, Dallas, and Pensacola locations.

7.24 Pension Plan Contribution. On or before the earlier of (i) September 15, 2017 or (ii) the last Business Day prior to the Closing Date, Seller shall make an employer contribution of $15,000,000 to the Southwest Ambulance Pension Plan.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions Precedent to Obligations of Buyer. The obligations of Buyer to consummate the Closing are subject to the fulfillment, at or prior to the Closing, of each of the following conditions (any or all of which may be waived by Buyer, in whole or in part, to the extent permitted by applicable Law):

(a) Representations and Warranties.

(i) (1) (A) The representations and warranties of the Seller set forth in Article IV of this Agreement (other than (x) Sections 4.1, 4.2, 4.5, and 4.8(b) and (y) those other representations and warranties that address matters as of a specified date) shall be true and correct as of the Closing Date as though then made at and as of the Closing Date (without giving effect to materiality, Company Material Adverse Effect, or similar phrases in the representations and warranties), and (B) the representations and warranties of the Company set forth in Article IV of this Agreement that address matters as of a specified date (other than Sections 4.1, 4.2, 4.5 and 4.8(b)) shall be true and correct as of such specified date (without giving effect to materiality, Company Material Adverse Effect, or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (A) and (B) to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (2) the representations and warranties set forth in Sections 4.1, 4.2, and 4.5 shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date (except for representations and warranties set forth in Sections 4.1, 4.2, and 4.5 which address matters only as of a specified date, which representations and warranties shall continue as of the Closing Date to be true and correct as of such specified date in all material respects) and (3) the representations and warranties set forth in Section 4.8(b) shall be true and correct in all respects as of the Closing Date as though made at and as of the Closing Date;

(ii) (1) (A) the representations and warranties of Seller set forth in Article V of this Agreement (other than (x) Sections 5.1, 5.2 and 5.5, and (y) those other representations and warranties that address matters as of a specified date) shall be true and correct as of the Closing Date as though then made at and as of the Closing Date (without giving effect to materiality, Seller Material Adverse Effect, or similar phrases in the representations and warranties), and (B) the representations and warranties of Seller set forth in Article V of this Agreement that address matters as of a specified date (other than Sections 5.1, 5.2 and 5.5) shall be true and correct as of such specified date (without giving effect to materiality, seller Material Adverse Effect, or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clause (A) to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Seller Material Adverse Effect and (2) the representations and warranties set forth in Sections 5.1, 5.2 and 5.5, shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date (except for representations and warranties set forth in Sections 5.1, 5.2 and 5.5, which address matters only as of a specified date, which representations and warranties shall continue as of the Closing Date to be true and correct as of such specified date in all material respects);

(b) Covenants.

(i) The Company shall have performed and complied in all material respects with all covenants and other agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(ii) Each of Seller and the Public Company shall have performed and complied in all material respects with all covenants and other agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c) No Company Material Adverse Effect. Since the date hereof, no Company Material Adverse Effect shall have occurred or shall reasonably be expected to occur;

(d) Officer’s Certificate.

(i) Buyer shall have received a certificate signed by an officer of the Company, in form and substance reasonably satisfactory to Buyer, dated the Closing Date, to the effect that the conditions specified in Sections 8.1(a)(i), 8.1(b)(i) and 8.1(c) are satisfied;

(ii) Buyer shall have received a certificate signed by an officer of Seller, in form and substance reasonably satisfactory to Buyer, dated the Closing Date, to the effect that the conditions specified in Sections 8.1(a)(ii), 8.1(b)(ii) and 8.1(c) are satisfied;

(e) The waiting period or required approval applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired (or early termination shall have been granted) or been received, and all other necessary permits, approvals, clearances and consents of, or filings with, the Governmental Antitrust Entities in the countries listed on Section 8.1(e) of the Company Disclosure Schedule shall have been procured or made, as applicable;

(f) No Order (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting consummation of the transactions hereunder shall have been issued and be continuing in effect and no Law shall have been enacted, issued, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of the transactions hereunder and shall continue to be in effect and

(g) Consents. At the Closing, the Company shall have received the consents, approvals or assurances as set forth on Section 8.1(g) of the Company Disclosure Schedule, which consents, approvals or assurances remain in full force and effect.

8.2 Conditions Precedent to Obligations of Seller and the Company. The obligations of Seller and the Company to consummate the Purchase are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the party to whose benefit such condition exists, in whole or in part, to the extent permitted by applicable Law):

(a) Representations and Warranties.

(i) (A) The representations and warranties of Buyer set forth in Article VI of this Agreement (other than (x) Sections 6.1 and 6.2 and (y) those other representations and warranties that address matters as of a specified date) shall be true and correct as of Closing Date as though then made at and as of the Closing Date (without giving effect to materiality, Buyer Material Adverse Effect or similar phrases in the representations and warranties), and (B) the representations and warranties of Buyer set forth in Article VI of this Agreement that address matters as of a specified date (other than Sections 6.1 and 6.2) shall be true and correct as of such specified date (without regard to materiality, Buyer Material Adverse Effect or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (A) and (B) to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Buyer Material Adverse Effect;

(ii) The representations and warranties set forth in Sections 6.1 and 6.2 shall be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date (except for representations and warranties set forth in Sections 6.1 and 6.2 which address matters only as of a specified date, which representations and warranties shall continue as of the Closing Date to be true and correct in all material respects as of such specified date);

(b) Covenants. Buyer shall have performed and complied in all material respects with all covenants and other agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date;

(c) Officer’s Certificate. Each of Seller and the Company shall have received a certificate signed by an officer of Buyer, in form and substance reasonably satisfactory to Seller, dated the Closing Date, to the effect that the conditions specified in Sections 8.2(a) and 8.2(b) are satisfied;

(d) The waiting period or required approval applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired (or early termination shall have been granted) or been received, and all other necessary permits, approvals, clearances and consents of, or filings with, the Governmental Antitrust Entities in the countries listed on Section 8.1(e) of the Company Disclosure Schedule shall have been procured or made, as applicable; and

(e) No Order (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting consummation of the transactions hereunder shall have been issued and be continuing in effect and no Law shall have been enacted, issued, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of the transactions hereunder and shall continue to be in effect.

8.3 Frustration of Closing Conditions. None of the Company, Seller or Buyer may rely on the failure of any condition set forth in Sections 8.1 or 8.2, as the case may be, if such failure was caused by such party’s (or in the case of the Company or Seller, either of such parties’) failure to comply with any provision of this Agreement.

ARTICLE IX

TERMINATION

9.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing as follows:

(a) at the election of the Seller or Buyer on or after May 6, 2018 (the “Outside Date”), if the Closing shall not have occurred by 5:00 p.m. New York City time on such date; provided, however, that if on the initial Outside Date the conditions set forth in Sections 8.1(e) and 8.2(d) are not satisfied but all the other conditions to Closing set forth in Article VIII are satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to those conditions being capable of being satisfied), then Buyer or the Seller may, by providing written notice to the other prior to 5:00 p.m., New York time, on such initial Outside Date, extend the Outside Date to August 6, 2018 in which case the Outside Date shall be deemed for all purposes to be such later date; provided, further, that neither the Seller nor Buyer may terminate this Agreement pursuant to this Section 9.1(a) if, in the case of Seller, it or the Company is in material breach of any of its obligations hereunder, or in the case of Buyer, it is in material breach of any of its obligations hereunder, and in either case, such material breach causes, or results in, either (i) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Purchase set forth in Article VIII prior to the Outside Date, or (ii) the failure of the Closing to have occurred prior to the Outside Date;

(b) by mutual written consent of the Seller and Buyer;

(c) by the Seller or Buyer if there shall be in effect a final, nonappealable Order of a Governmental Authority having competent jurisdiction permanently prohibiting the consummation of the Closing; provided, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to (i) Seller, if Seller, the Public Company or the Company is then in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Sections 8.1(a) or 8.1(b) would not then be satisfied or (ii) Buyer, if it is then in breach of any of its representations, warranties, covenants or other agreements contained in this Agreement such that a condition set forth in Sections 8.2(a) or 8.2(b) would not then be satisfied;

(d) by Buyer if (i) Buyer is not in breach of any of its obligations hereunder such that any condition to the obligations of Seller and the Company at the Closing set forth in Sections 8.2(a) or 8.2(b) would not then be satisfied and (ii) Seller, the Public Company and/or the Company is in breach of any of its respective representations, warranties or obligations hereunder such that the conditions set forth in Sections 8.1(a) or 8.1(b) would not then be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by Buyer to the Company and (y) five (5) Business Days prior to the Outside Date;

(e) by the Seller if (i) the Company, the Public Company and Seller are not in breach of any of their respective obligations hereunder such that any condition to the obligations of Buyer at the Closing set forth in Sections 8.1(a) or 8.1(b) would not then be satisfied and (ii) Buyer is in breach of any of its representations, warranties or obligations hereunder such that the conditions set forth in Sections 8.2(a) or 8.2(b) would not then be satisfied, and such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by the Company to Buyer and (y) five (5) Business Days prior to the Outside Date; or

(f) by the Seller if (i) the Marketing Period has ended and all the conditions set forth in Section 8.1 have been, and continue to be, satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date that notice of termination is delivered by Seller to Buyer), (ii) Buyer does not complete the Purchase on or prior to the day the Closing is required to occur pursuant to Section 2.2, (iii) Seller shall have irrevocably confirmed in writing to Buyer that it is ready, willing and able to consummate the Closing on the date of such confirmation and throughout the three (3) Business Day period following delivery of such confirmation and (iv) Buyer fails to effect the Closing within such three (3) Business Days following delivery of such confirmation.

9.2 Procedure Upon Termination. In the event of termination and abandonment by Buyer or Seller, or both, pursuant to Section 9.1 hereof, written notice thereof shall forthwith be given to the other parties, and this Agreement shall terminate, without further action by any other party.

9.3 Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 9.1, then each of the parties hereto shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and none of the parties will have any further Liability hereunder; provided, however, that (i) except as provided in Section 9.5, no such termination shall relieve any party from Liability for any Willful Breach by that party, and (ii) Section 7.8 (Publicity), Section 7.11(b) (Financing Assistance), this Section 9.3, Sections 9.4 and 9.5 and Article XI (Miscellaneous) shall remain in full force and effect and survive any termination of this Agreement in accordance with their respective terms. For purposes of this Agreement, the term “Willful Breach” means a material breach of any representation, warranty or covenant or other agreement set forth in this Agreement that is a consequence of an act or failure to act by the breaching party with the actual knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause a breach of this Agreement.

9.4 Termination Fee. In the event Seller terminates this Agreement as provided above in Section 9.1(f), Buyer shall no later than five (5) Business Days after the date of such termination, pay or cause to be paid to Seller an amount equal to $125,000,000 (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated by Seller. Buyer agrees and confirms that the event or circumstance giving rise to the obligation to pay the Termination Fee would cause significant damage to Seller and that would be inherently difficult to quantify and prove, that without the obligation to pay the Termination Fee under the circumstances set forth herein, Seller would not enter into this Agreement and that the Termination Fee provided for hereunder is intended to provide fair compensation in response to that damage, is not intended to be punitive, and is reasonable in amount in relation to the circumstances under which it would become payable.

9.5 Exclusive Remedy.

(a) From and after the date of this Agreement until the Closing, the sole and exclusive remedy of each party in the event of a breach (including any Willful Breach) of any representation, warranty, covenant or agreement set forth in this Agreement by another party will be (i) termination of this Agreement in accordance with Section 9.1 and pursuit of the post-termination remedies permitted under Section 9.3 or 9.4, as applicable, or (ii) specific performance in accordance with Section 11.1. Notwithstanding the foregoing, in the event that this Agreement is terminated by Seller pursuant to Section 9.1(f) (or pursuant to any other provision of Section 9.1 under circumstances in which it was entitled to terminate this Agreement pursuant to Section 9.1(f)), the right of Seller to receive the Termination Fee (and any interest payable thereon) pursuant to Section 9.4 shall be the sole and exclusive remedy against Buyer and any of its Affiliates, and the Financing Sources for any Losses suffered by Seller, the Company and any of their respective Affiliates or Nonparty Affiliates in connection with this Agreement and the transactions contemplated by this Agreement, and no other amount shall be due and payable by Buyer or any of its Affiliates as a result thereof. For the avoidance of doubt, while Seller may seek specific performance in accordance with Section 11.1 and payment of the Termination Fee (and any interest payable thereon) pursuant to Section 9.4, in no circumstance shall Seller and the Company, collectively, be permitted or entitled to receive (i) payment of monetary damages prior to the termination of this Agreement or in amounts in excess of the Termination Fee, (ii) payment of both monetary damages and the Termination Fee or (iii) both a grant of specific performance to cause the consummation of the Closing and payment of the Termination Fee or any monetary damages, and in no circumstance will Buyer be required to pay the Termination Fee on more than one occasion. In no event shall Seller or the Company be entitled to seek the remedy of specific performance of this Agreement against any Financing Source in its capacity as a lender, purchaser or arranger in connection with the Financing.

(b) Notwithstanding anything in this Agreement to the contrary, in connection with any loss suffered as a result of any breach (including any Willful Breach) of any representation, warranty, covenant or agreement in this Agreement, the transactions contemplated hereby, the Financing, or in respect of any oral representation made or alleged to have been made in connection herewith, in each case, other than in a circumstance in which Seller is permitted to terminate this Agreement and receive the Termination Fee (and any interest payable thereon) pursuant to Section 9.4, Seller and the Company agree that the maximum aggregate Liability of Buyer shall be limited to an amount equal to the amount of the Termination Fee (and any interest payable thereon), and in no event shall Seller, the Company or their Affiliates seek to recover any money damages in excess of such amount. In no event shall Seller or the Company seek to recover monetary damages from any Nonparty Affiliate of Buyer (other than Buyer and other than pursuant to the Confidentiality Agreement). The parties acknowledge that the agreements contained in Sections 9.3 and 9.4 and this Section 9.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.

ARTICLE X

ADDITIONAL AGREEMENTS

10.1 No Other Representations. BUYER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE) AND ARTICLE V, NEITHER SELLER, THE COMPANY NOR ANY OTHER PERSON MAKES, OR HAS MADE, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY OR ITS SUBSIDIARIES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. BUYER SPECIFICALLY ACKNOWLEDGES AND AGREES TO SELLER’S AND THE COMPANY’S EXPRESS DISAVOWAL AND DISCLAIMER OF ANY REPRESENTATIONS OR WARRANTIES OTHER THAN THOSE CONTAINED IN ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE) AND ARTICLE V, WHETHER MADE BY SELLER, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES, OR THEIR RESPECTIVE PARTNERS, MEMBERS, DIRECTORS, MANAGERS, OFFICERS, EMPLOYEES, ACCOUNTANTS, LEGAL COUNSEL OR OTHER REPRESENTATIVES, AND OF ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO ANY OF BUYER OR ITS AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER, OR ITS AFFILIATES OR REPRESENTATIVES BY ANY PARTNER, MEMBER, DIRECTOR, MANAGER, OFFICER, EMPLOYEE, ACCOUNTANT,

LEGAL COUNSEL OR OTHER REPRESENTATIVE OF SELLER, THE COMPANY OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES). SELLER AND THE COMPANY SPECIFICALLY ACKNOWLEDGE AND AGREE THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE VI NEITHER BUYER NOR ANY OTHER PERSON MAKES, OR HAS MADE, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO BUYER OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. BUYER ACKNOWLEDGES THAT IT HAS CONDUCTED TO ITS SATISFACTION ITS OWN INDEPENDENT INVESTIGATION OF THE CONDITION, OPERATIONS AND BUSINESS OF THE COMPANY AND ITS SUBSIDIARIES. IN FURTHERANCE OF THE FOREGOING, AND NOT IN LIMITATION THEREOF, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE) AND ARTICLE V, BUYER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT NEITHER SELLER NOR THE COMPANY MAKES, NOR HAS MADE, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO ANY FINANCIAL PROJECTION OR FORECAST DELIVERED TO BUYER OR ITS AFFILIATES OR REPRESENTATIVES WITH RESPECT TO THE PERFORMANCE OF THE COMPANY OR ITS SUBSIDIARIES OR AFFILIATES WHETHER BEFORE, ON OR AFTER THE CLOSING DATE. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE) AND ARTICLE V, BUYER SPECIFICALLY ACKNOWLEDGES AND AGREES THAT NONE OF SELLER NOR THE COMPANY HAS MADE (NOR HAS AUTHORIZED ANY OTHER PERSON TO MAKE ON ITS OR THEIR BEHALF), ANY REPRESENTATIONS OR WARRANTIES TO BUYER REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY OR ITS SUBSIDIARIES. BUYER SHALL ACQUIRE THE COMPANY AND ITS SUBSIDIARIES (I) WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE QUALITY, MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE COMPANY, ITS SUBSIDIARIES, ANY ASSETS OR ANY PART THEREOF AND (II) IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT, IN EACH CASE, FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV (AS MODIFIED BY THE COMPANY DISCLOSURE SCHEDULE) AND ARTICLE V, IN EACH CASE, SUBJECT TO SECTION 10.2 HEREOF.

10.2 Survival of Representations, Warranties and Covenants.

(a) The parties, intending to modify any applicable statute of limitations hereby agree that the representations and warranties set forth in Sections 4.1, 4.2, 4.5, 4.21, 5.1, 5.2, 5.5, 6.1, 6.2 and 6.10 shall survive indefinitely (collectively, the “Specified Representations”). The other representations, warranties, covenants and agreements of the parties contained in this Agreement shall not survive beyond the Closing and there shall be no Liability in respect thereof, whether such Liability has accrued prior to or after the Closing, on the part of any party, its Affiliates or any of their respective partners, members, directors, manager, officers, employees, accountants, legal counsel or other Representatives, except for (i) those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing and (ii) this Article X and Article XI, each of which shall survive in accordance with its terms until fully performed.

(b) If an Indemnitee delivers a notice in accordance with Sections 10.3(c) or (h) with respect to a claim for any indemnification as provided for under this Article X before the expiration of the applicable survival period, then the applicable representation, warranty, covenant or agreement shall survive until, but only for purposes of, the resolution of the matter covered by such claim.

10.3 Indemnification.

(a) Subject to the terms and conditions of this Article X, from and after the Closing, the Public Company and Seller agree, jointly and severally, to indemnify and hold harmless Buyer, its Affiliates and their respective shareholders, directors, members, general and limited partners, managers, officers, employees and agents (each, a “Buyer Indemnitee”) from and against any and all losses, Liabilities, out-of-pocket costs or expenses, or other damages (collectively, “Losses”) incurred by such Buyer Indemnitee arising out of or resulting from (i) any breach of, or any inaccuracy in, any Specified Representation by Seller or the Company when made or deemed made by Seller or the Company in or pursuant to this Agreement or any certificate delivered pursuant hereto, (ii) Pre-Closing Tax Liabilities, (iii) any Transaction Costs that were unpaid as of the Closing and not included in the calculation of the Final Transaction Consideration, and (iv) and the matters set forth on Section 10.3(a)(iv) of the Company Disclosure Schedule, disregarding, in the case of clause (i) of this paragraph for purposes of the determination of any Losses and the determination of the existence of any breach or inaccuracy, any limitations or qualifications as to “material,” “Company Material Adverse Effect,” “Seller Material Adverse Effect” or similar qualifications set forth therein).

(b) Subject to the terms and conditions of this Article X, from and after the Closing, Buyer agrees to indemnify and hold harmless the Seller, its Affiliates and their shareholders, directors, members, general and limited partners, managers, officers, employees and agents (each, a “Seller Indemnitee” and, together with the Buyer Indemnitees, the “Indemnitees”) from and against any and all Losses incurred by such Seller Indemnitee arising out of or resulting from any breach of, or any inaccuracy in, any Specified Representation by Buyer when made or deemed made by Buyer in or pursuant to this Agreement or any certificate delivered pursuant hereto, disregarding for purposes of the determination of any Losses and the determination of the existence of any breach or inaccuracy, any limitations or qualifications as to “material” or “Buyer Material Adverse Effect” or similar qualifications set forth therein.

(c) In order for any Indemnitee to make a claim for any indemnification as provided for under this Article X in respect of, arising out of or involving a claim or demand made by any Person not a Party or its Affiliates against the Indemnitee (a “Third-Party Claim”), such Indemnitee must promptly notify in writing the party from whom such indemnification is sought hereunder (an “Indemnifying Party”), describing in reasonable detail the facts giving rise to the claim for indemnification hereunder (to the extent then known) and including in such notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement upon which such claim is based, of the Third-Party Claim, but any failure to so notify the Indemnifying Party shall not relieve it from any Liability that it may have to the Indemnitee under Section 10.3(a) and Section 10.3(b), except to the extent that the Indemnifying Party is materially and adversely prejudiced by the failure to timely give such notice. Thereafter, the Indemnitee shall promptly deliver to the Indemnifying Party copies of all notices and documents (including court papers) received by Indemnitee relating to the Third-Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been materially and adversely prejudiced as a result of such failure.

(d) If a Third-Party Claim is made against an Indemnitee, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses by giving written notice to the Indemnitee within thirty (30) days of the receipt of notice of the Third-Party Claim, to assume and control the defense thereof with counsel selected by the Indemnifying Party; provided that such counsel is not objected to by the Indemnitee in its reasonable discretion. Should the Indemnifying Party so elect to assume the defense of a Third-Party Claim, the Indemnifying Party shall not be liable to the Indemnitee for legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof (except in the case of a conflict of interest as set forth in Section 10.3(e)). If the Indemnifying Party assumes such defense, the Indemnitee shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. So long as the Indemnifying Party is diligently defending any such claim, the Indemnitee shall not pay or settle any such claim without the written consent of the Indemnifying Party (which shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party shall be liable for the reasonable fees and expenses of outside counsel engaged by the Indemnitee for any period during which the Indemnifying Party is not assuming the defense thereof or at any time as set forth in Section 10.3(e) below.

(e) Notwithstanding anything contained in Section 10.3(d) to the contrary, the Indemnifying Party shall not be entitled to assume and control any Third-Party Claim if:

(i) the Indemnifying Party does not diligently defend such proceeding; or

(ii) there exists, in the Indemnitee’s reasonable and good faith judgment, based on the advice of outside legal counsel, a conflict of interest between the Indemnitee and the Indemnifying Party which, under applicable principles of legal ethics, could reasonably be expected to prohibit a single legal counsel from representing both the Indemnitee and the Indemnifying Party in such proceeding.

(f) Without the prior written consent of the Indemnitee (which shall not be unreasonably withheld, delayed or conditioned), the Indemnifying Party will not settle or compromise any Third-Party Claim or consent to the entry of any judgment, if such settlement, compromise or judgment (i) would result in any remedy other than the payment of money for which the Indemnitee is fully indemnified by the Indemnifying Party or if payment of the claim would exceed the indemnity hereunder, or (ii) does not provide for a full and unconditional release of the Indemnitee from all Liability with respect to such Third-Party Claim from each claimant or plaintiff in such Third-Party Claim. In the event that the Indemnifying Party does not timely elect to assume and control the defense of the subject Third-Party Claim, or is not permitted to do so pursuant to Section 10.3(e) above, then the Indemnitee may conduct and control, through counsel of its own choosing, the defense of, and with the consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed), admit any Liability, compromise or settle, the subject Third-Party Claim and the Indemnifying Party will cooperate with and make available to the Indemnitee such assistance and materials as may be reasonably requested by the Indemnitee. Under no circumstances will the Indemnifying Party have any Liability in connection with any settlement of any Third-Party Claim that is entered into without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). All the parties hereto will reasonably cooperate in the defense or prosecution of such Third-Party Claim, and the controlling party shall keep the other party reasonably informed as to the status of such Third-Party Claim or any compromise or settlement offer thereof. Such cooperation will include the retention and (upon the Indemnifying Party’s request) the provision to the Indemnifying Party of records and information which are reasonably relevant to such Third-Party Claim, subject to the execution of a mutually satisfactory joint defense agreement, and making employees and other Representatives and advisors available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(g) The indemnification provisions of this Article X (i) shall apply without regard to, and shall not be subject to, any limitation by reason of set-off, limitation or otherwise and (ii) are intended to be comprehensive and not to be limited by any requirements of Law concerning prominence of language or waiver of any legal right under any Law.

(h) In the event any Indemnitee should have a claim against an Indemnifying Party that does not involve a Third-Party Claim being asserted against or sought to be collected from such Indemnitee, the Indemnitee shall promptly deliver to the Indemnifying Party a written notice describing in reasonable detail the facts giving rise to the claim for indemnification hereunder (to the extent then known) and shall include in such notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement upon which such claim is based. The failure by any Indemnitee so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any Liability which it may have to such Indemnitee, except to the extent that the Indemnifying Party demonstrates that it has been materially and adversely prejudiced as a result of such failure.

(i) After the giving of any notice of indemnification claim pursuant to this Article X, the amount of indemnification to which an Indemnitee shall be entitled shall be determined: (i) by the written agreement between the Indemnitee and the Indemnifying Party; (ii) by a judgment or decree of any court of competent jurisdiction; or (iii) by any other means to which the Indemnitee and the Indemnifying Party shall agree. All amounts due to the Indemnitee as so finally determined shall be paid by wire transfer within ten (10) days after such final determination.

(j) The right to indemnification, reimbursement or other remedy based upon any representations, warranties, covenants and obligations set forth in this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant or obligation. The waiver of any condition based upon the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall not affect the right to indemnification, reimbursement or other remedy based upon such representations, warranties, covenants or obligations.

(k) The parties agree that any indemnification made pursuant to this Article X shall be treated as an adjustment to the Final Transaction Consideration for all foreign, federal, state, and local income Tax purposes, unless otherwise required by applicable Law.

10.4 Limitations on Liability.

(a) The maximum aggregate Liability of the Public Company and Seller, on the one hand, or Buyer, on the other hand, as the case may be, pursuant to Section 10.3(a) or Section 10.3(b) shall not exceed the Final Transaction Consideration; provided that this limitation shall not apply to any indemnity claim relating to Tax matters, including Pre-Closing Tax Liabilities.

(b) For the purposes of calculating Losses to which the Indemnitees are entitled under this Article X, (i) except to the extent actually paid to an unrelated third party as a result of a final, non-appealable determination in respect of a Third-Party Claim, such Losses shall not include any punitive or exemplary damages; (ii) such Losses shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement; (iii) such Losses shall not include any amounts of such Losses which were taken into account (including with respect to any reserves) in the determination of the amount of any post-Closing adjustment pursuant to Section 3.5; (iv) such Losses shall be reduced by the amount of any proceeds that any Indemnitee actually receives pursuant to the terms of any insurance policies, indemnities or other reimbursement arrangements, in each case, net of any insurance premium increases resulting therefrom with respect to such Losses; provided, however, such Indemnitee shall promptly reimburse the Indemnifying Party for any subsequent recoveries of the amount of such previously indemnified Losses (if previously indemnified hereunder) so as to avoid a double recovery; (v) such Losses shall be reduced by the amount of any actual prior or subsequent recovery by Indemnitee from any other Person with respect to such Losses; provided, however, such Indemnitee shall promptly reimburse the Indemnifying Party for any subsequent recoveries of the amount of such previously indemnified Losses (if previously indemnified hereunder) so as to avoid a double recovery, and (vi) such Losses shall be reduced by the amount by which the Tax liability of a party, with respect to a taxable period, is actually reduced as a result of such Losses (net of any Tax cost actually incurred by the party arising from the receipt of the indemnity payments hereunder), calculated by computing the amount of Taxes before and after inclusion of any Tax items attributable to such Losses for which indemnification was made and treating such Tax items attributable to such Losses as the last items claimed for such taxable period; provided, however, such Indemnitee shall promptly reimburse the Indemnifying Party for any subsequent recoveries of the amount of such previously indemnified Losses (if previously indemnified hereunder) so as to avoid a double recovery; provided in each case that an Indemnitee shall be under no obligation to seek such recovery. If Buyer fails to pursue or unsuccessfully obtain recoveries under any applicable insurance policies, then the Seller, without limiting the foregoing provisions of this Section 10.4(b) or any of its other rights or remedies hereunder, shall have the right of subrogation to pursue such insurance policies and may take any reasonable actions necessary to pursue such rights of subrogation in its name.

10.5 Exclusive Remedies Following the Closing Date. Following the Closing, except in the case of actual common law fraud or Willful Breach in the making of representations and warranties, the indemnification provisions of this Article X shall be the sole and exclusive monetary remedy of the Indemnitees for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) for any breach of any (i) representation or warranty or (ii) any covenant, agreement or obligation to be performed prior to the Closing, in either case set forth herein or otherwise relating to the subject matter of this Agreement or any certificate delivered in connection herewith, will be the indemnification and/or reimbursement obligations of the parties set forth in this Article X. In furtherance of the foregoing, each of the parties hereby waives, from and after the Closing Date, to the fullest extent permitted under applicable Law, any and all rights and claims for Losses it may have against any other party to this Agreement for any breach of any (i) representation or warranty or (ii) covenant, agreement or obligation to be performed prior to the Closing, in either case set forth herein or otherwise relating to the subject matter of this Agreement or any certificate delivered in connection herewith, any applicable Law, common law or otherwise (except pursuant to the indemnification provisions set forth in this Article X or in the case of actual common law fraud or Willful Breach in the making of representations and warranties). The provisions of this Section 10.5 shall not, however, prevent or limit a cause of action under Section 11.1 to obtain an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof.

10.6 Successors and Assigns. In the event that an Indemnifying Party or any of its successors or assigns (i) consolidates or merges with or into any other Person and is not the continuing or surviving entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made by the Public Company or Buyer so that the successors and assigns of the Indemnifying Party, as applicable, shall assume all of the obligations thereof set forth in this Article X.

ARTICLE XI

MISCELLANEOUS

11.1 Remedies.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach. Accordingly, except as provided in Section 11.1(d), the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by Seller and/or the Company, on the one hand, or Buyer, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Buyer, on the one hand, and Seller and/or the Company, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable) under this Agreement, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required, and this right shall include the right of Seller and the Company to cause Buyer to fully enforce the terms of the Commitment Letters, including by requiring Buyer to file one or more lawsuits against the Financing Sources to fully enforce the Financing Sources’ obligations under the Commitment Letters. Except as provided in Section 11.1(d) the pursuit of specific enforcement or other equitable remedies by any party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time. Notwithstanding anything herein to the contrary, if Seller or the Company commences a lawsuit that results in a judgment against Buyer to specifically enforce (i) Buyer’s obligations under this Agreement or (ii) Buyer’s obligations under the terms of the Commitment Letters, Buyer shall pay to Seller and the Company the costs and expenses (including attorneys’ fees) of Seller and the Company in connection with such lawsuit.

(b) Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise at any time of any other remedy.

(c) Each of Seller and the Company, on the one hand, and Buyer, on the other hand, hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by Seller or the Company or Buyer, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Seller, the Company or Buyer, as applicable, under this Agreement. The parties hereto further agree that, except as provided in Section 11.1(d), (i) by seeking the remedies provided for in this Section 11.1, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 11.1 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 11.1 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 11.1 prior or as a condition to exercising any termination right under Article IX (and pursuing monetary damages after such termination to the extent permitted by Section 9.3 and Section 9.5), nor shall the commencement of any legal proceeding pursuant to this Section 11.1 or anything set forth in this Section 11.1 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article IX or pursue any other remedies under this Agreement that may be available then or thereafter.

(d) Notwithstanding anything to the contrary set forth in this Agreement, it is explicitly agreed that the right of Seller and the Company to obtain an injunction, or other appropriate form of equitable relief to cause Buyer to complete the Closing shall be subject to the requirement that (i) all conditions set forth in Section 8.1 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but provided that each of which shall be capable of being satisfied if the Closing Date were on such date), (ii) the Financing has been funded in full or would be funded in full at the Closing if the Closing were to occur, (iii) Buyer fails to complete the Closing in accordance with Section 2.2 when required to do so hereunder and (iv) Seller has irrevocably confirmed that if specific performance is granted and the Financing is funded, then the Closing will occur pursuant to Section 2.2. In addition, and notwithstanding anything to the contrary set forth in this Agreement, in no event shall Seller and the Company be entitled to receive both (x) a grant of specific performance to cause the Closing to be consummated and (y) payment of the Termination Fee (and any interest payable thereon) pursuant to Section 9.4.

11.2 Payment of Transfer Taxes. All sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne equally by the Buyer and the Seller.

11.3 Expenses. Except as otherwise provided in this Agreement, each of the Company, Seller and Buyer shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby. Buyer shall pay the fees and expenses of Seller and the Company as contemplated in Sections 7.5(b) and 7.11(b).

11.4 Entire Agreement; Amendments and Waivers. This Agreement (including the Exhibits and Schedules hereto and the Company Disclosure Schedule) and the Confidentiality Agreement represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. This Agreement may only be amended, supplemented or changed by a written instrument signed by each of the parties hereto. Each provision in this Agreement may only be waived by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such provision so waived is sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. Notwithstanding anything to the contrary contained herein, none of the Financing Source Sections (and any other provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of the Financing Source Sections) may be amended, modified, waived or terminated in any manner adverse to the Financing Sources identified in the Commitment Letters in any material respect without the prior written consent of the applicable Financing Source.

11.5 Governing Law.

(a) This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the law of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware) or any appellate court from any thereof, (c) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address set forth in Section 11.7 below shall be effective service of process for any suit, action or proceeding brought in any such court.

(b) Each of the parties agrees that it will not bring or support any suit, action or legal proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources and their respective Affiliates and Representatives in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letters or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and, except as set forth in the Commitment Letters, any such suit, action or legal proceeding shall be governed by the laws of the State of New York, and makes the agreements, waivers and consents set forth in Section 11.5(a) mutatis mutandis but with respect to the courts specified in this Section 11.5(b).

11.6 Waiver of Jury Trial. THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE COMMITMENT LETTERS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY SUCH ACTION INVOLVING ANY FINANCING SOURCE OR THE FINANCING) OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, EXECUTION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT, THE COMMITMENT LETTERS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

11.7 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt, by other than automatic means, whether electronic or otherwise), (b) when sent by facsimile or e-mail (with written confirmation of transmission) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to the Seller or the Company (prior to Closing) to:

Envision Healthcare Corporation

1A Burton Hills Boulevard

Nashville, Tennessee 37215

Facsimile: (303)495-1288

E-mail: craig.wilson@evhc.net

Attention: Craig Wilson, General Counsel

with copies (which shall not constitute actual or constructive notice) to:

Bass, Berry & Sims PLC

150 Third Avenue South, Suite 2800

Nashville, Tennessee 37201

Facsimile: (615) 742-2736

E-mail:      jjenkins@bassberry.com

      fpellegrino@bassberry.com

Attention: J. James Jenkins, Jr.

     Frank M. Pellegrino

and

If to Buyer to:

Air Medical Group Holdings, Inc.

209 State Highway 121 Bypass, Suite 21

Lewisville, TX 75067

Facsimile: (682) 503-2162

E-mail: thomas.cook@amgh.us

Attention: Thomas Cook, EVP & General Counsel

with a copy (which shall not constitute actual or constructive notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Facsimile: (212) 455-2502

E-mail: ghorowitz@stblaw.com

Attention: Gary Horowitz

11.8 Severability. If any condition, term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other conditions, terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. Notwithstanding the foregoing, the parties intend that the provisions of Article IX and Article X, including the remedies (and limitations thereon) and the limitations on representations, warranties and covenants, be construed as integral provisions of this Agreement and that such provisions, remedies and limitations shall not be severable in any manner that diminishes a party’s rights hereunder or increases a party’s Liability or obligations hereunder.

11.9 Binding Effect; Assignment.

(a) This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement except (i) Section 7.6 shall be for the benefit of, and enforceable by, the D&O Indemnitees, (ii) Section 11.10 shall be for the benefit of, and enforceable by, the Nonparty Affiliates of the parties, (iii) Section 11.11 shall be for the benefit of, and enforceable by BBS, and (iv) the Financing Source Sections and this Section 11.9(a)(vi) shall be for the benefit of, and enforceable by, the Financing Sources and their respective Affiliates and Representatives. Without limiting the foregoing, each of the parties hereto acknowledges to each of the Financing Sources, as an explicit third party beneficiary, such Financing Source’s direct rights against such party under the Financing Source Sections and this Section 11.9(a), which are intended for the benefit of, and shall be enforceable by, each Financing Source, its successors, assigns, heirs and its legal representatives.

(b) No assignment of this Agreement or of any rights or obligations hereunder may be made, directly or indirectly (by operation of law or otherwise), by (i) the Company or Seller, without the prior written consent of Buyer or (ii) Buyer, without the prior written consent of either the Company and Seller (prior to the Closing) or the Seller (at and after the Closing), respectively. Any attempted assignment without obtaining such required consent shall be null and void. Notwithstanding the foregoing, Buyer may assign this Agreement (in whole but not in part) to one or more wholly owned Subsidiaries of Buyer; provided, however, that no such assignment shall relieve Buyer of its obligations under this Agreement; provided, further, that in no event shall Buyer be permitted to assign this Agreement to any Person to the extent such that, as a result of such assignment, any delay would occur with respect to any consent or approval of, or filing, declaration or registration with, any Governmental Authority that otherwise is required to be made under this Agreement or in connection with the transactions contemplated hereby.

11.10 Non-Recourse. Except to the extent otherwise set forth in the Confidentiality Agreement, all claims, obligations, Liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any Financing Source, any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Contracting Party or any Financing Source, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Confidentiality Agreement), and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such Liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, except to the extent otherwise set forth in the Confidentiality Agreement, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

11.11 Provision Respecting Legal Representation. It is acknowledged by each of the parties that Seller and the Company have retained Bass, Berry & Sims PLC (“BBS”) to act as its counsel in connection with the transactions contemplated hereby and that BBS has not acted as counsel for any other party in connection with the transactions contemplated hereby and that none of the other parties has the status of a client of BBS for conflict of interest or any other purposes as a result thereof. Each of Buyer, Seller and the Company hereby agrees that, in the event that a dispute arises after the Closing between Buyer, the Company or any of their respective Subsidiaries, on the one hand, and the Seller, on the other hand, BBS may represent the Seller in such dispute even though the interests of the Seller may be directly adverse to Buyer, the Company or any of their respective Subsidiaries, and even though BBS formerly may have represented the Company and/or any of their respective Subsidiaries in a matter substantially related to such dispute; provided, however, that this sentence shall not apply if BBS, at the time of such dispute, is handling ongoing matters for Buyer, the Company and/or any of its Subsidiaries. Buyer acknowledges and agrees that, in connection with any future dispute between Buyer, the Company and/or any of its Affiliates, on the one hand, and the Seller and its Affiliates, on the other hand, with respect to the transactions contemplated by this Agreement, as to all communications among BBS, Seller, the Company or any of the Company’s Subsidiaries at or prior to the Closing that relate in any way to the negotiation of the transactions contemplated by this Agreement (the “Privileged Deal Communications”), the attorney-client privilege and the expectation of client confidence belongs to the Seller and may be controlled by the Seller and shall not pass to or be claimed by Buyer or the Company or any of its Affiliates. Accordingly, Buyer, the Company and its Affiliates shall not have access to any Privileged Deal Communications, or to the files of BBS relating to any engagement described in this Section 11.11, whether or not the Closing shall have occurred. Buyer, the Company and/or any of its Affiliates shall not assert or use Privileged Deal Communications for the purpose of asserting, prosecuting or litigating any Action against the Seller and its Affiliates. Each of Buyer and the Company acknowledges and agrees that any disclosure of the Privileged Deal Communications will not prejudice or otherwise constitute a waiver of any claim of privilege, and Buyer and the Company shall use reasonable best efforts to return promptly any inadvertently disclosed Privileged Deal Communications to the appropriate Person. Notwithstanding the foregoing, (x) in the event that a dispute arises between Buyer, the Company or their then-Affiliates following the Closing, on the one hand, and a third party other than the Seller and any of its then-Affiliates (solely in their capacity as former direct or indirect equityholders of the Company), on the other hand, Buyer, the Company or any of their respective

Subsidiaries may assert the attorney-client privilege with respect to Privileged Deal Communications to such third party and (y) subject to and without waiver of the foregoing, and for the avoidance of doubt, each of the parties hereto hereby agrees that any pre-Closing attorney-client privilege and other privilege or immunity attaching to any communication, advice or materials pertaining to the Company and its Subsidiaries that would be relevant to Buyer after the Closing, but not related to the negotiation, preparation, execution and delivery of this Agreement belongs to and shall be controlled by the Company.

11.12 Counterparts. This Agreement may be executed in any number of counterparts (including by means of facsimile or e-mail in .pdf format), each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

BUYER:

AIR MEDICAL GROUP HOLDINGS, INC.

By:	/s/ Thomas A. A. Cook
Name:	Thomas A. A. Cook
Title:	EVP, General Counsel & Secretary

[Signature Page to Purchase Agreement]

SELLER:

EMERGENCY MEDICAL SERVICES LP CORPORATION

By:	/s/ Christopher A. Holden
Name:	Christopher A. Holden
Title:	CEO

COMPANY:

AMR HOLDCO, INC.

By:	/s/ Christopher A. Holden
Name:	Christopher A. Holden
Title:	CEO

PUBLIC COMPANY:

ENVISION HEALTHCARE CORPORATION

By:	/s/ Christopher A. Holden
Name:	Christopher A. Holden
Title:	CEO

[Signature Page to Purchase Agreement]